Associated Estates

Making The Right Moves



Annual Report 2004

Associated Estates Realty Corporation (NYSE: AEC) is a real estate investment trust, headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company specializes in the ownership, management, development and acquisition of multifamily properties.

As of March 1, 2005, AEC directly or indirectly owned, managed or was a joint venture partner in 109 multifamily properties containing a total of 23,657 units located in 12 states. A map of these properties appears on page 5 of this report. The Company employs approximately 750 people.

While the Company expanded during the mid to late 1990s into several new markets, its portfolio is still predominantly located in the Midwest, primarily in Michigan and Ohio. The goal over the next several years is to reduce the Company's exposure in Midwestern markets and continue to diversify into higher growth markets.

Contents




service satisfaction value

Making The Right Moves

service satisfaction value

As we review 2004, it is clear that, on the revenue side, the majority of our properties battled soft markets, and our success in net operating income (NOI) growth was accomplished on the expense side. Same store property revenue reflected an approximate one percent gain over 2003, which was driven by an extraordinary effort by our property teams that fought for every rent dollar and pushed hard in other income areas, such as water and sewer reimbursements. On the expense side, we experienced a seven percent reduction in property operating expenses due primarily to a focus on our core operating fundamentals, real estate tax refunds, and reductions in personnel expenses.

As apartment demand and the economy slowly recover, we expect to see continued improvement in our operating fundamentals and our revenues in 2005. The initiatives we have undertaken over the past 12 to 18 months to streamline and improve our operations should also continue to have a positive impact on our performance. Regardless of what happens with apartment demand fundamentals, including job growth and household formation, we are prepared at our properties with dedicated, enthusiastic and well-trained staffs; high quality products; niche marketing programs; and a rigorous adherence to our core operating fundamentals.

Our business is about people. . .our residents and our employees. Every day, at every property, we must take care of our current residents and earn our customers' new business, by providing outstanding service and a quality product.

Letter to Shareholders

March 21, 2005



What a difference a year makes. I am pleased to report that many of our 2004 initiatives were successful, enhancing the overall value of our Company and resulting year over year .ease of approximately 32 percent in funds from operations (FFO) per share. The significant growth in FFO per share is primarily attributable to the improved performance in our same store market-rate portfolio. We ended the year with $68.1 million of same store property level net operating income (NOI), an 8.8 percent increase over 2003. These results were achieved despite soft market conditions and primarily because of our ability to reduce expenses, which resulted in an improvement of four percentage points in our operating margin.

In 2004, our stock price appreciated by more than 36 percent. When added to our annual dividend of $0.68 per share, the total return was over 45 percent, significantly outperforming the total returns of nearly all of the multifamily REITs listed at the end of this letter.

For the first time in several years, we went back to the capital markets. We issued $58 million of 8.7% Class B Preferred Shares, using the proceeds from the offering to redeem our 9.75% Class A Preferred Shares. The interest savings from the redemption transaction will contribute approximately $0.02 to both net income per common share and FFO per share in 2005. While we were on the road, we were able to reacquaint many investors with AEC, telling them about our progress and introducing them to some of our management team.

For 2005, we anticipate an increase in net collected rents of two percent in our Midwest portfolio, and four percent in our portfolios located outside the Midwest. We plan to continue to generate additional revenue from our same store portfolio by maximizing occupancy, reducing concessions, and increasing ancillary revenue, such as RUBS (ratio utility billing system). Offsetting the increase in the contribution from our same store portfolio will be reductions in asset, property management and disposition fees. Revenue from our painting subsidiary will also be lower, as this business returns to a more "normalized" level of activity. We will continue our focus on providing exceptional customer service, maintaining high occupancy and carefully managing how we spend our money, which should result in increased NOI. Our funds available for distribution (FAD) in 2004 equaled $0.76 per share, and we expect to generate a similar level in 2005.



In order to attract and retain the most capable employees, we will continue to invest significant resources in training and compensation programs. Today, over 500 employees are incented based on either how well our properties perform or on our total NOI. For many of us, a portion of our incentive is paid in the form of AEC stock, further aligning our interests with our shareholders'.

With regard to our corporate strategy and our longer-term goals, plans are in place to re-balance our portfolio, so we are less dependent on one geographic market. This is being accomplished by identifying properties in the Midwest for potential sale and reinvesting the proceeds from those sales in markets where we see opportunities. We also plan to operate in fewer geographic markets. Successfully accomplishing these strategic objectives will enable us to grow AEC and continue to improve our balance sheet.



We are proud of the significant progress we have made and are excited about our future. We appreciate your continued support and thank you for your investment in AEC.

Sincerely,

Jeffrey I. Friedman
Chairman, President and CEO

Note: The multifamily REITs, referenced in this Letter to Shareholders, are: Amli Residential Properties Trust, Apartment Investment and Management Company, Archstone-Smith, AvalonBay Communities, BRE Properties, Camden Property Trust, Gables Residential, Home Properties, Essex Property Trust, Equity Residential, Mid America Apartment Communities, Post Properties, The Town and Country Trust, and United Dominion Realty Trust.

Properties

service satisfaction value

Arizona
Phoenix:
[illegible] & Campbell MR

Colorado
Colorado Springs:
[illegible]melback Pointe* MR

Florida
Coconut Creek:
[illegible]ress Shores MR
Orlando:
[illegible]urtney Chase MR
[illegible]ndsor at Metrowest MR
Gainesville:
[illegible]rest Green* AHF
[illegible]age Green* AHF
Pembroke Pines:
[illegible]ndsor Pines MR

Georgia
Atlanta:
[illegible]organ Place MR
Duluth:
[illegible] Falls MR
[illegible]ewwide JVMR

Illinois
Waukegan:
[illegible] Crossing* MR

Indiana
Avon:
[illegible]eeplechase at Shiloh Crossing MR
Indianapolis:
[illegible]e Residence at White River MR
[illegible]aterstone MR

Maryland
Columbia:
[illegible]flections MR
Pikesville:
[illegible]en Woods MR
Silver Spring:
[illegible]mpton Point MR

Michigan
Ann Arbor:
[illegible]bor Landings MR
Battle Creek:
[illegible]e Landings at the Preserve MR
Clinton Township:
[illegible]nton Place MR
Detroit:
[illegible]er Place* MR
Farmington Hills:
Spring Valley MR
Fenton:
[illegible]orgetown Park MR
Grand Rapids:
Aspen Lakes MR
Central Park Place MR
Holland:
Spring Brook MR
Kalamazoo:
Summer Ridge MR
Mt. Pleasant:
Country Place MR
Rochester Hills:
The Oaks at Hampton MR

North Carolina
Raleigh:
Windsor Falls MR

Ohio
Akron:
Ellet Development AHE
Hillwood I AHE
Hillwood II* AHE
West High AHE
[illegible]llo Pond Villa* AHE
Ashtabula:
Harbor Ridge* AHF
Aurora:
The Residence at Barrington MR
Avon:
The Village at Avon MR
Canal Winchester:
Colony Bay East MR
Oak Bend Commons MR
Canton:
Village Towers AHE
Cincinnati:
Remington Place MR
Cleveland:
Abington Arms* AHE
Alexia Manor* AHE
Euclid Beach Club Residence* AHE
Euclid Beach Villa* AHE
Lakeshore Village JVMR
Lourexis* AHE
Riverpark AHE
St. Andrews Towers* AHE
Triangle MR
University Circle Place* AHE
University Towers* AHE
Cleveland Heights:
Warrensville Community* AHE
Columbus:
Bedford Commons MR
The Bradford at Easton MR
Heathermoor MR
Saw Mill Village MR
Cuyahoga Falls:
Portage Towers MR
State Road Apartments AHF
Sutliff II AHE
Dublin:
Perimeter Lakes of Dublin MR
East Cleveland:
Foresthill Terrace* AHE
Owl's Nest*AHE
Euclid:
Euclid Hill Villa* AHE
The Watergate MR
Gahanna:
[illegible]sidence at Christopher Wren MR
Grove City:
Sterling Park MR
Lorain:
Pearl Village* AHF
Westgate Gardens* AHF
Massillon:
Riverview Towers AHE
Mayfield Heights:
Gates Mills Club Residence CC
Gates Mills Villa* AHE
Medina:
Mallard's Crossing MR
Pickerington:
The Residence at Turnberry MR
Reynoldsburg:
Muirwood Village MR
Pendleton Lake East MR
Sagamore Hills:
Williamsburg Townhomes MR
Shaker Heights:
Shaker Club* MR
Statesman AHE
Stow:
Stow-Kent Gardens* AHF
Streetsboro:
The Village of Western Reserve MR
Tallmadge:
Tallmadge Acres AHE
Toledo:
Country Club MR
Hawthorne Hills MR
KTC Properties MR
Vantage Villa MR
Twinsburg:
Twinsburg Apartments AHE
University Heights:
Cedar Center* AHE
Warren:
Stonegate Place* AHF
Waterstone Place* AHE
Warrensville Heights:
Shaker Park Gardens AHF
Westerville:
Arrowhead Station MR
Kensington Grove MR
Lake Forest MR
Westlake:
The Oaks CC
Westchester Townhomes MR
Westchester Woods* MR
Westlake Seven MR
Willoughby:
Winchester Hills MR
Willowick:
Bay Club MR

Pennsylvania
Erie:
Grandview Manor* AHE
Pittsburgh:
Chestnut Ridge MR
Sharon:
Connelly Manor* AHE
Riverview Manor* AHE
Willow Village* AHF

Texas
Houston:
The Fleetwood MR

MR: Market Rate Properties
AHE: Affordable Housing Elderly
AHF: Affordable Housing Family
CC: Congregate Care
JVMR: Joint Venture Market Rate Properties
*Managed Properties

Shareholder Information

Corporate Headquarters

Associated Estates Realty Corporation
5025 Swetland Court
Cleveland, Ohio 44143-1467
216-261-5000

Annual Meeting

The annual meeting of shareholders of Associated Estates Realty Corporation will be held on Wednesday, May 4, 2005 at 10:00 a.m. E.S.T. at:

The Forum
One Cleveland Center
1375 East 9th Street
Cleveland, Ohio 44114

Independent Accountants

PricewaterhouseCoopers LLP
Cleveland, Ohio

Legal Counsel

Baker & Hostetler LLP
Cleveland, Ohio

Transfer Agent, Registrar and Dividend Disbursing Agent

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone: 800-622-6757

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for registered shareholders. Details of the Plan are available by contacting the Company or the transfer agent.

The Company is also a participant in the National Association of Investors Corporation (NAIC) low cost investment plan. In addition, AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations Home page on www.aecrealty.com.

Investor Relations

Additional information, including a copy of the Company's Form 10-K filed with the Securities and Exchange Commission, may be obtained by contacting Investor Relations in writing at the corporate headquarters address above, by telephone at 216-797-8752, via e-mail at IR@aecrealty.com or through the Company's web site on the Internet at www.aecrealty.com.

As a service to our shareholders and prospective investors, automatic e-mail notification of press releases, SEC filings and AEC's daily closing stock price are available by enrolling in these services through the Investor Relations section of www.aecrealty.com.

New York Stock Exchange

AEC: Common Shares
AECPRB: Class B Cumulative Redeemable Preferred Shares

The number of holders of record of the Company's common shares at February 23, 2005 was 940. The high and low closing sale prices of the Company's common shares for each quarter in 2004 and 2003 as reported by the New York Stock Exchange are shown below.

	Price Range 2004		Price Range 2003		Dividends Declared Per Share	
	High	**Low**	**High**	**Low**	**2004**	**2003**
First Quarter	$ 9.23	$ 7.44	$ 6.88	$ 5.15	$ 0.17	$ 0.17
Second Quarter	9.11	7.20	6.57	5.74	0.17	0.17
Third Quarter	10.12	7.83	6.59	5.80	0.17	0.17
Fourth Quarter	10.49	9.51	7.45	6.36	0.17	0.17
					$ 0.68	$ 0.68

Associated Estates Realty Corporation
2005/2006 Shareholder Calendar

Dear Shareholder or Potential Investor:

On the reverse side of this card are dates in 2005/2006 that will help you follow AEC's financial progress throughout the year. These dates are posted on our web site, www.aecrealty.com in the Investor Relations section under "Event Calendar."

Also available on our web site are AEC's latest press releases and convenient features such as daily stock quotes and e-mail notification of our SEC filings. Our web site is also linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information on Sharebuilder, access the Investor Relations home page on **www.aecrealty.com**.

If you have any questions about AEC, please contact the Investor Relations department toll free at 1-800-440-2372, ext. 8752 or by e-mail at IR@aecrealty.com.

We hope you find this calendar useful.

Sincerely,

Barbara E. Hasenstab

Barbara E. Hasenstab
Vice President of Investor Relations and
Corporate Communications

associated estates communities

service satisfaction value

2005/2006 Dates to Remember

Associated Estates Realty Corp.
5025 Swetland Court
Cleveland, Ohio 44143
1-800-440-2372, ext. 8752
www.aecrealty.com

March 18	Annual meeting record date
April 15	Common share dividend record date
April 28	First quarter 2005 earnings announcement
May 2	Common share dividend payment date
May 4	Annual meeting of shareholders
June 1	Preferred share dividend record date
June 15	Preferred share dividend payment date
July 15	Common share dividend record date
July 28	Second quarter 2005 earnings announcement
August 1	Common share dividend payment date
September 1	Preferred share dividend record date
September 15	Preferred share dividend payment date
October 14	Common share dividend record date
October 27	Third quarter 2005 earnings announcement
November 1	Common share dividend payment date
December 1	Preferred share dividend record date
December 15	Preferred share dividend payment date
January 13, 2006	Common share dividend record date
January 25, 2006	Taxable characterization of 2005 dividends
February 1, 2006	Common share dividend payment date
February 9, 2006	Fourth quarter 2005 earnings announcement
March 1, 2006	Preferred share dividend record date
March 15, 2006	Preferred share dividend payment date

Notes:

- **Dividend dates are subject to Board approval.**
- **Earnings announcement dates are tentative.**

Associated Estates Realty Corporation
Annual Financial Report
Year Ended December 31, 2004

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this report. This discussion may contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including, but not limited to, preliminary expectations regarding the Company's 2005 performance which is based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the dates of the document. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following:

- changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;
- risks of a lessening of demand for the multifamily units owned or managed by the Company;
- competition from other available multifamily units and change in market rental rates;
- increases in property and liability insurance costs;
- changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company;
- changes in or termination of contracts relating to third party management and advisory business;
- inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents;
- weather and other conditions that might adversely affect operating expenses;
- expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases;
- inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues;
- the results of litigation filed or to be filed against the Company;
- risks related to the Company's joint ventures;
- risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage;
- changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and
- risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

Overview. The Company is engaged primarily in the ownership and operation of multifamily residential units. Additionally, the Company and its subsidiaries provide asset and management services to third party owners of multifamily residential units for which the Company is paid fees. Approximately 85.0% of the Company's consolidated revenues are generated from the leasing of the owned residential units.

Approximately 92.0% of the rental revenues generated by the owned properties are related to Market-Rate properties. The operating performance of the properties and cash flows from operations, particularly the Market-Rate properties, have been impacted by low mortgage rates, which have resulted in an increase in home purchases by existing and potential apartment residents, the overall weak economy in many of the Company's markets and related unemployment rates.

The Company's total rental revenue collections are impacted by a combination of rental rates, rent concessions and occupancy levels, which the Company attempts to adjust from time to time in order to maintain projected revenues. Indicators that the Company uses in measuring these factors include average economic occupancy, physical occupancy and net collected rent. These indicators are more fully described in the Results of Operations comparison.

The Company expects its 2005 performance to continue to be driven by improvements in the Market-Rate portfolio. The Company expects to increase net collected rents by 2.0% in its Midwest portfolio and 4.0% in all its other portfolios located outside the Midwest. The Company also expects property operating expense increases of approximately 2.0% across its entire portfolio. Property operating margins are expected to increase 1.0% for the year 2005 as compared to 2004. Offsetting these increases will be expected declines in asset and property management fees, disposition fees and the net contribution from the Company's painting subsidiary. The Company also expects interest expense on its floating rate debt to increase. Asset and property management fee and disposition fee reductions are attributable to the loss of certain advisory properties previously under management and associated disposition fees earned during 2004. The net contribution from the Company's painting subsidiary is expected to be approximately $1.3 million less than 2004. Painting operations for 2005 are expected to return to a more normalized contribution as a result of certain contracts that the Company's subsidiary had entered into that were completed in 2004. The Company anticipates a 150 basis point increase in interest rates associated with its floating rate debt. The Company does not anticipate changes in acquisition, disposition or development activity in 2005 that would materially change these expected results.

Overall Portfolio Strategy. The Company's primary business objectives are to maximize property level NOI, balance the portfolio, and improve the balance sheet. In order to increase property NOI, the Company plans to continue to focus its efforts on improving revenues, containing costs and realizing operational efficiencies at the asset level, both regionally and portfolio-wide. In order to balance the portfolio, the Company intends to operate in fewer geographic markets and diversify away from the Midwest. The Company believes that concentrating its portfolio in fewer markets will improve operational efficiencies from economies of scale and more effectively leverage management and operational resources. The Company may exit markets in which it currently operates whenever it believes these goals are not achievable. The Company may also consider selling assets in any market, including Florida, Atlanta and the Metro DC area, where market conditions are such that the reinvestment of cash proceeds derived from a sale are expected to provide a significantly greater return on equity and an increase in cash flow.

Federal Income Taxes. The Company has elected to be taxed as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1993. REITs are subject to a number of organizational and operational requirements including a requirement that 90.0% of the income that would otherwise be considered as taxable income be distributed to shareholders. Providing the Company continues to qualify as a REIT, it will generally not be subject to federal income tax on net income. However, the Company's Service Companies are subject to federal income tax.

On December 17, 1999, as part of a larger bill, the REIT Modernization Act ("RMA") was signed into law. Effective beginning January 1, 2001, the RMA amended the tax rules relating to the composition of a REIT's assets. Under prior law, REIT's were precluded from owning more than 10.0% of the outstanding voting securities of any one issuer, other than a wholly owned subsidiary or another REIT. Beginning in 2001, a REIT will generally remain subject to this current restriction and will also be precluded from owning more than 10.0% of the value of all securities of any one issuer.

As an exception to this prohibition, a REIT will be allowed to own up to 100% of the securities of a Taxable REIT Subsidiary ("TRS") that can provide non-customary services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. However, no more than 20.0% of the value of a

REIT's total assets can be represented by securities of one or more TRS's. The amount of intercompany interest and other expenses between a TRS and a REIT are subject to arms length allocations. The Company has elected TRS status for all of its Service Companies.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity. Significant sources and uses of cash in the past three years are summarized as follows:

Cash Sources (Uses):

	For the year ended December 31,		
(In thousands)	2004	2003	2002
Net cash provided by operating activities	$ 32,935	$ 28,758	$ 32,897
Real estate and fixed asset additions	(22,338)	(13,850)	(16,234)
Net proceeds from property dispositions	9,593	-	33,894
Joint venture distribution from sale proceeds	-	2,582	-
Purchase of operating partnership units	-	(211)	(3,100)
Investments in joint ventures - net	-	(30)	(1,300)
(Decreases) increases in debt - net	(1,399)	3,000	(23,367)
Issuance of 8.70% Class B Cumulative			
Redeemable Preferred Shares	56,793	-	-
Cash dividends and operating partnership			
distributions paid	(18,863)	(18,809)	(25,362)
Net cash from other financing activities	801	(128)	308
Cash increase (decrease)	$ 57,522	$ 1,312	$ (2,264)

The Company's primary sources of liquidity are cash flow provided by operations and short-term borrowings on its lines of credit. Cash provided by operations during 2004 increased $4.2 million compared to 2003 primarily as a result of improved performance at the properties due to increased rental revenues and other revenues and decreased property operating and maintenance expenses, which were partially offset by an increase in general and administrative expenses. The Company received cash proceeds of $9.6 million from the sale of one operating property, of which $7.9 was used to purchase the 100% interest in a joint venture partnership in which the Company was a 24.0% partner. (See Note 2 of the Notes to Consolidated Financial Statements presented in this report.) The Company issued $58.0 million of 8.70% Class B Cumulative Redeemable Preferred Shares and received net cash proceeds of $56.8 million after incurring costs of $1.2 million. The net funds received from this issuance were used in January 2005 to redeem all of the outstanding 9.75% Class A Cumulative Redeemable Preferred Shares. Additionally, the Company received $928,000 from the exercise of stock options.

Significant uses of cash during 2004 include dividends and distributions of $18.9 million and fixed asset additions of $14.5 million and $7.9 million, representing the above referenced purchase of a property. The Company also had a net reduction in debt of $1.4 million, which was net of cash proceeds of $2.8 million from the refinancing of a property specific conventional mortgage.

Cash provided by operations during 2003 decreased $4.1 million compared to 2002 primarily as a result of a reduction in rental revenues and an increase in property operating and maintenance expenses in 2003 compared to 2002. During 2003, the Company received $2.6 million related to joint venture sales and $3.0 million from a net increase in debt. During 2002, the Company received $33.9 million related to property dispositions and $438,000 from the exercise of stock options.

Significant uses of cash during 2003 and 2002 include dividends and distributions of $18.8 million and $25.4 million, respectively, and fixed asset additions of $13.9 million and $16.2 million, respectively. Additionally, during 2002, the Company used $3.1 million to purchase operating partnership units, made contributions of $1.3 million to joint ventures, and had a net reduction in debt of $23.4 million, primarily related to the property dispositions.

Lines of Credit. The Company currently has two lines of credit. The first line of credit is a $15.0 million line secured by one of the Company's properties. This line matures on July 31, 2006. The Company intends to seek an extension upon maturity. Borrowings under this line of credit were limited to $13.6 million at December 31, 2004, which represents an increase of $4.7 million when compared to the availability at December 31, 2003, and bear interest at a rate of LIBOR plus 1.5% or approximately 3.9% at December 31, 2004. There were $10.0 million and $5.0 million in borrowings outstanding under this line of credit at December 31, 2004 and 2003, respectively. The amount available for borrowing is in part based upon the operating performance for the previous twelve months of the property that secures this line of credit.

The second line of credit is a $14.0 million line secured by one of the Company's properties of which $1.6 million is reserved exclusively for derivative transactions. The remaining $12.4 million is available for regular borrowings and letter of credit transactions. At December 31, 2004, a letter of credit in the amount of $184,000 had been issued against this line. The maturity of this line of credit was extended from December 31, 2004 to December 31, 2005. The Company intends to seek an extension upon maturity. The Company's borrowings under this line of credit bear interest at either the prime rate or LIBOR plus 2.0% at the Borrower's option. There were no borrowings outstanding at either December 31, 2004 or December 31, 2003.

Shelf Availability. The Company has a shelf registration statement on file with the Securities and Exchange Commission relating to a possible offering, from time to time, of debt securities, preferred shares, depositary shares, common shares and common share warrants. In December 2004, the Company issued $58.0 million of 8.70% Class B Series II Cumulative Redeemable Preferred Shares under this registration, reducing the remaining availability under the shelf registration to $214.7 million at December 31, 2004. Currently, the Company does not have access to issue any debt securities under this shelf registration.

The Company anticipates that it will meet its liquidity requirements for the upcoming year generally through its net cash provided by operations. The Company believes that if net cash provided by operations is below projections, other sources, such as secured borrowings (primarily the lines of credit), unsecured borrowings and property sales proceeds are available and should be sufficient to meet operating requirements, capital additions, mortgage amortization payments and the payment of dividends in accordance with REIT requirements.

While the Company currently estimates that its net cash provided by operations for 2005 should exceed 2004, certain factors could adversely impact the Company's results of operations in 2005 including, but not limited to, the risk factors previously discussed.

Long Term Contractual Obligations. The following table summarizes the Company's long-term contractual obligations at December 31, 2004 as defined by Item 303(a)5 of Regulation S-K of the Securities and Exchange Act of 1934.

	Payments Due In				
(In thousands)					2010 and
Contractual Obligations	Total	2005	2006 - 2007	2008 - 2009	Later Years
Mortgages payable-principal	$ 557,279	$ 49,224	$ 131,048	$ 172,196	$ 204,811
Mortgages payable-interest	178,984	41,377	68,684	46,505	22,418
Capital lease obligations	56	47	9	-	-
Operating leases	4,491	234	322	246	3,689
Purchase obligations	10,518	10,400	116	2	-
Total	$ 751,328	$ 101,282	$ 200,179	$ 218,949	$ 230,918

Mortgages Payable-Principal. Mortgages payable-principal includes principal payments on all property specific mortgages and lines of credit. For detailed information about the Company's debt, see Note 6 of the Notes to Consolidated Financial Statements presented in this report.

Mortgages Payable-Interest. Mortgages payable-interest includes accrued interest at December 31, 2004 and interest payments as required based upon the terms of the mortgages in existence at December 31, 2004. Interest related to floating rate debt is calculated based on applicable rates as of December 31, 2004.

Capital and Operating Leases. The Company leases certain equipment and facilities under both capital and operating leases. For detailed information about the Company's lease obligations, see Note 10 of the Notes to Consolidated Financial Statements presented in this report.

Purchase Obligations. Purchase obligations represent agreements to purchase goods or services that are legally binding and enforceable and that specify all significant terms of the agreement. Purchase obligations of the Company include, but are not limited to, contracts that individual properties have entered into in the normal course of operations, such as landscaping, snow removal, elevator maintenance, security, etc, as well as obligations entered into at the corporate level. Obligations included in the above table represent agreements dated December 31, 2004 or earlier.

The Company has not included in the above table guarantees that it has with respect to joint venture debt and possible redemption of OP units.

Preferred Share Redemption. On January 6, 2005, the Company redeemed all of its 9.75% Class A Cumulative Redeemable Preferred Shares. The redemption was funded entirely from proceeds related to the issuance of $58.0 million of 8.70% Class B Series II Cumulative Redeemable Preferred Shares in December 2004. For additional information related to the issuance, see Note 13 of the Notes to the Consolidated Financial Statements presented in this report.

Dividends. On December 8, 2004, the Company declared a dividend of $0.17 per common share which was paid on February 1, 2005 to shareholders of record on January 12, 2005. Also, on February 15, 2005, the Company declared a quarterly dividend of $0.54375 per Depositary Share on its Class B Cumulative Redeemable Preferred Shares, which will be paid on March 15, 2005 to shareholders of record on March 1, 2005. As this is the first quarterly dividend payable on this issue, it will include, in addition to the regular dividend, a prorated amount of $0.03625 per Depository Share for the six-day period December 10, 2004 through and including December 15, 2004.

Capital Expenditures. The Company anticipates the following commitments for capital expenditures for 2005:

- $9.6 million for recurring capital expenditures. This includes replacement of worn carpet and appliances, parking lots, roofs and similar items in accordance with the Company's current property expenditure plan. This commitment is expected to be funded largely with cash flow provided by operating activities; and

- $4.7 million for investment/revenue enhancing and non-recurring expenditures. This commitment is expected to be funded largely with cash flow provided by operating activities and borrowings on the Company's lines of credit.

Financing and Other Commitments. At December 31, 2004, the Company had 55 conventional mortgages payable aggregating $545.9 million, each collateralized by separate mortgages encumbering real estate having a net book value of $645.3 million. Forty-nine of these nonrecourse project specific loans accrue interest at fixed rates ranging from 7.38% to 7.94% and have maturity dates ranging from 2007 to 2012 and six of these loans accrue interest at variable rates ranging from 3.14% to 4.51% and have maturity dates during 2005 or 2006. Additionally, the Company had one HUD insured mortgage in the amount of $1.4 million which is collateralized by a separate mortgage encumbering real estate that has a net book value of $1.0 million. This loan accrues interest at a variable rate, which was 3.59% at December 31, 2004, and matures in 2013. On July 21, 2004, the Company repaid a $2.9 million 7.0% fixed rate HUD insured mortgage. This property now secures one of the Company's lines of credit. On July 16, 2004, the Company recorded as a liability a $15.6 million loan in connection with the acquisition of its joint venture partner's interest in Courtney Chase Apartments. This loan had previously not been reflected in the Company's balance sheet as the investment in the joint venture was accounted for under the equity method of accounting. This loan accrues interest at the rate of LIBOR plus 1.8% and matures on June 1, 2005 with an option to extend the maturity for two additional years. On June 30, 2004, the Company prepaid a $17.2 million nonrecourse conventional loan encumbering a Market-Rate property located in Northeast Ohio with a fixed interest rate of 6.55% and obtained a new nonrecourse conventional loan secured by this property in the amount of $20.0 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. The Company currently has elected to pay interest at LIBOR plus 2.0% or 4.38% for a twelve-month period. This loan matures on June 30, 2006 and requires payments of interest only until maturity. The Company has two one-year options to extend this loan, each of which is conditioned upon achieving a satisfactory debt service coverage ratio at the property. During the extension periods, the Company must make principal payments based upon a 20-year amortization schedule in addition to payments of interest as provided above. Additionally, the Company executed a termination agreement on a reverse interest rate swap that had originally been executed to hedge the fair market value of the prepaid loan. The Company has $43.2 million in mortgages maturing in 2005, all of which are variable rate loans. The Company's current intention is to either refinance or extend these loans as they become due.

On February 1, 2005, the Company repaid $10.7 million in variable rate debt and prepaid $5.3 million in zero percent UDAG financing which had been secured by a Market-Rate property. Of the $16.0 million that was repaid, $10.7 million matured on February 1, 2005, $3.1 million would have matured on April 1, 2005 and $2.2 million would have matured on June 1, 2006. The $2.2 million that would have matured on June 1, 2006, was paid off at a discount of $330,000 that will be recorded as a reduction to interest expense in the quarter ended March 31, 2005. The Company funded the repayment by obtaining a new loan on the same property in the amount of $16.1 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. This loan matures on February 1, 2007. The Company has two one-year options to extend this loan, each of which is conditioned upon achieving a satisfactory debt service coverage ratio at the property.

At December 31, 2004, the Company had 15 properties which are unencumbered, 12 of which are Affordable Housing properties. These 15 properties had net income of $3.5 million for the year ended December 31, 2004, and a net book value of $10.1 million at December 31, 2004. The Company believes that it should be able to obtain financing on these properties should the need arise; however, certain financing vehicles may be unavailable or limited because many of these properties are ground leased and one is subject to a right of reverter.

The Company leases certain equipment under capital leases. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases, are included in the previous table of contractual obligations.

The ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the consolidated financial statements and expire at various dates from 2021 to 2086. Total revenues derived from such properties were $10.3 million, $10.2 million and $10.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, at the end of the term of each lease, any remaining replacement reserves revert to the lessor. Management believes that most of the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash were $692,000 and $681,000 at December 31, 2004 and 2003, respectively. With respect to such leases, the Company incurred ground rent expense of $101,000 for each of the years ended December 31, 2004, 2003 and 2002.

The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the land and real estate assets revert to the deed holder at expiration, which is September 2037. The net book value of this property was $999,000 at December 31, 2004. The property generated revenues and net income of $988,000 and $377,000 for 2004, $943,000 and $352,000 for 2003, and $943,000 and $378,000 for 2002.

Guarantees. The Company had previously guaranteed the completion of certain improvements at the Watergate Apartments totaling approximately $7.0 million in connection with the mortgage on this property. This guaranty had been secured by a $3.5 million letter of credit. This mortgage was refinanced on June 20, 2004, and as a result, the letter of credit was subsequently canceled and the Company no longer has an obligation related to this guaranty. The Company has guaranteed the payment of 50.0% of the balance, or approximately $12.3 million at December 31, 2004, of the loan in connection with Idlewylde Apartments Phase II, a 535-unit multifamily community located in Atlanta, Georgia, which was developed by the Company and its pension fund joint venture partner. This loan matures December 10, 2005. The Company has recorded no liability in relation to this guarantee at December 31, 2004. The Company has also guaranteed the payment of 50.0% of the balance or approximately $7.8 million at December 31, 2004, of the loan in connection with the development of Courtney Chase Apartments. This loan matures June 1, 2005, with an option to extend the maturity for two additional years. On July 16, 2004, in connection with the Company's acquisition of its joint venture partner's interest in this partnership, the Company recorded this loan as a liability on its balance sheet. For additional information regarding this acquisition, see Note 2 of the Notes to the Consolidated Financial Statements presented in this report. In addition, the Company routinely guarantees mortgage debt of its wholly owned subsidiaries. See Note 10 of the Notes to the Consolidated Financial Statements presented in this report.

Off-Balance Sheet Investments and Financing Commitments. The Company has investments in two joint ventures that own three multifamily apartment communities. The operations of these properties are similar to the operations of the Company's wholly owned portfolio. These investments enable the Company to exercise influence over the operations of the properties and share in their profits, while earning additional fee income. The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises influence, but does not control these entities. These investments are initially recorded at cost, as investments in joint ventures and subsequently adjusted for equity in earnings and cash contributions and distributions.

The Company has one guarantee obligation related to its joint ventures which was previously discussed under Guarantees. Additionally, all of the joint ventures were encumbered by debt at December 31, 2004. The Company's proportionate share of this debt was $22.5 million.

For summarized financial information at 100% for these joint ventures, see Note 7 of the Notes to the Consolidated Financial Statements presented in this report.

Operating Partnership. As provided in the AERC HP Investors Limited Partnership Agreement ("DownREIT Partnership"), the Company, as general partner, has guaranteed the obligation of the DownREIT Partnership to redeem OP units held by the limited partners. The DownREIT Partnership was formed in 1998 in connection with the MIG merger transactions. Under the terms of the DownREIT Partnership Agreement, the DownREIT Partnership is obligated to redeem OP units for common shares of the Company or cash, at the Company's discretion, at a price per OP unit equal to the 20 day trailing price of the Company's common shares for the immediate 20 day period preceding a limited partner's redemption notice. There are 93,023 OP units remaining having a carrying value of $2.2 million. Through December 31, 2004, 429,009 of the original 522,032 OP units have been redeemed. These transactions had the effect of increasing the Company's interest in the DownREIT Partnership from 85.0% to 97.0%. During the years 2000 through 2003, a total of 429,009 of the OP units were purchased for cash in the amount of $3.8 million. These units had a recorded amount of $9.8 million when issued. The difference of the cash paid and the recorded amount was $5.9 million which reduced the recorded amount of the underlying real estate. There were no OP units redeemed during 2004.

Acquisitions and Development. On July 16, 2004, the Company acquired its joint venture partner's interest in Courtney Chase Apartments, a multifamily community located in Orlando, Florida, which was developed by the Company and its former joint venture partner. This acquisition was financed principally with proceeds from the sale of an Ohio Market-Rate property. The Company previously had a 24.0% ownership interest in this partnership and had accounted for its investment under the equity method of accounting. Consequently, as of July 16, 2004, the results of operations, financial condition and cash flows of this property are included in the Company's consolidated financial statements.

In December 2004, the Company entered into a contract for the acquisition of a 316-unit Market-Rate property located in West Palm Beach, Florida. The closing of this transaction is anticipated to occur during the first quarter of 2005. The acquisition costs will be financed by a first mortgage on the property, a first mortgage loan on a currently unencumbered Ohio property and working capital.

Any future multifamily property acquisitions or developments would be financed with the most appropriate sources of capital, which may include the assumption of mortgage indebtedness, bank and other institutional borrowings, through the exchange of properties, undistributed earnings, secured or unsecured debt financings, or the issuance of shares or units exchangeable into common shares.

Dispositions. In December 2004, the Company entered into a contract for the sale of a Market-Rate property located in Northeast Ohio. The closing of this transaction is anticipated to occur later in 2005.

The Company has also entered in a contract for sale of an Affordable Housing property located in Northeast Ohio. Additionally, the Company is marketing a Market-Rate property located in Phoenix, Arizona.

On May 10, 2004, the Company completed the sale of a Market-Rate property located in Northeast Ohio. The sale price was $10.0 million and the Company recorded a gain of $9.7 million which is included in "Income from discontinued operations" in the Consolidated Statements of Operations. The results of operations for this property are also included in "Income from discontinued operations" for all periods presented.

Management and Service Operations. In March 2003, MIG was directed by one of its clients to initiate the sale of all six of the client's real estate investments asset managed by MIG. Two of these six properties were sold during 2003 and three were sold during 2004. Because of the sale of these investments, the Company will no longer receive the property and asset management fee revenue associated with them. Revenue received for the three properties sold in 2004 was $304,000 for the year ended December 31, 2004. Revenue received for the remaining property was $305,000 for the year ended December 31, 2004. For each property sold for this client, the Company receives a disposition fee. The Company recorded disposition fees of $435,000 during 2004 related to the three properties sold during 2004.

In November 2003, the Company was informed by another of its advisory clients that it intended to sell the four commercial properties for which MIG provided asset management services. MIG property manages or advises both commercial and multifamily properties for this client. Two of these properties were sold during 2003 and one was sold during 2004. Because of the sale of these investments, the Company will no longer receive the asset management fee revenue associated with them. Revenue received from the property sold during 2004 was $13,000 for the year ended December 31, 2004. Revenue received for the year ended December 31, 2004 from the remaining property to be sold was $70,000.

In November 2003, the Company entered into three new property management contracts for properties located in Pennsylvania owned by an unrelated third party. The Company received fee revenue of approximately $121,000 during the year ended December 31, 2004 from these contracts.

In February 2004, the Company entered into a property management contract for a property located in Pennsylvania owned by an unrelated third party. The Company received fee revenue of approximately $48,000 during the year ended December 31, 2004 from this contract.

On April 19, 2004, the Company received notice from one of MIG's pension fund clients of its intention to transfer its business to another advisor. Revenue recognized from this client for the year ended December 31, 2004 was $371,000. Effective October 17, 2004, the Company no longer provides asset or property management services to this client other than those earned in connection with a joint venture partnership.

On July 1, 2004, the Company entered into six property management contracts for properties located in Ohio owned by an unrelated third party. Revenues related to these contracts were $112,000 for the year ended December 31, 2004.

Effective February 1, 2005, the Company entered into management contracts for two additional Affordable Housing properties with a total of 200 units located in Gainesville, Florida. The Company anticipates a total of approximately $56,000 in annual fee revenue related to these properties.

Management Contract Cancellation. During 2004, the Company's property management and/or asset management contracts associated with the following properties were terminated or transferred:

Effective Date of Termination	Management Company	Management Contract Canceled/Transferred	Property and/or Asset Management Fees Earned During 2004	Approximate Property and/or Asset Management Fees Lost in 2004
			(In thousands)	
11/12/04	AEMC	Branch Road Apartments	$ 5	$ -
Advisory Properties:				
01/30/04	AERC	Advised Asset	20	221
01/30/04	MIG	Advised Asset	13	59
02/13/04	AERC	Advised Asset	19	141
10/17/04	AERC	Advised Asset	291	49
10/22/04	AERC	Advised Asset	265	65

During 2005, the Company's property management and/or asset management contracts associated with the following properties will be/may be terminated or transferred:

Effective Date of Termination	Management Company	Management Contract	Approximate 2004 Property and/or Asset Management Fees
			(In thousands)
2/1/05	AEMC	Garfield Mall	$ 42
Unknown	AEMC	University Circle	87
Unknown	MIG	Advised Asset	70
Unknown	AERC	Advised Asset	305
Unknown	AEMC	Hillwood II	127

RESULTS OF OPERATIONS FOR 2004 COMPARED WITH 2003 AND 2003 COMPARED WITH 2002

In the following discussion of the comparison of the year ended December 31, 2004 to the year ended December 31, 2003 and the year ended December 31, 2003 to the year ended December 31, 2002, Market-Rate properties refers to the Same Store Market-Rate property portfolio. Market-Rate properties represent 60 wholly owned properties. Acquired/Disposed properties represent one property acquired in July 2004 and properties which have been sold. Affordable Housing represents 12 properties subject to HUD regulations.

Overall, the loss from continuing operations decreased $5.2 million when comparing 2004 to 2003 and increased $3.1 million when comparing 2003 to 2002. During the 2004 to 2003 comparison period, total revenues increased $4.9 million primarily due to increases in painting service revenues and rental revenues. Additionally, total expenses decreased $752,000 primarily due to reductions in property operating and maintenance expenses. These reductions were partially offset by an increase in general and administrative expenses and painting service expenses. The increase in loss from continuing operations during the 2003 to 2002 comparison period was primarily a result of a decrease in total revenues resulting from a decrease in property and asset management fees and reimbursements which was partially offset by an increase in painting service revenues. Additionally, property operating and maintenance expenses and painting service expenses increased in 2003 compared to 2002. These increases were offset by a decrease in direct property management expenses which includes the same amount of managed property reimbursements that is included in property and asset management fees and reimbursements.

The following chart reflects the amount and percentage change in line items that are relevant to the changes in overall operating performance when comparing the years ended December 31, 2004 to 2003 and 2003 to 2002:

	Increase (decrease) when comparing the years ended December 31,			
	2004 to 2003		2003 to 2002	
(Amounts in thousands)				
Rental revenue	$ 1,488	1.1%	$ (950)	(0.7)%
Property management fees and reimbursements	(49)	(0.4)%	(5,693)	(32.5)%
Asset management fees	(1,115)	(55.2)%	(886)	(30.5)%
Asset disposition fees	12	2.8%	423	N/A
Painting services revenue	3,320	117.4%	1,185	72.2%
Other revenues	1,293	34.5%	396	11.8%
Property operating and maintenance expenses:				
Repairs and maintenance	(1,434)	(0.1)%	1,438	10.9%
Personnel	(764)	(0.04)%	1,030	5.9%
Real estate taxes and insurance	(596)	(0.03)%	1,831	11.1%
Advertising	(634)	(0.3)%	(321)	(11.3)%
Property operating and maintenance expenses	(3,897)	(5.5)%	5,163	8.0%
Direct property management expenses	561	4.5%	(6,354)	(33.8)%
Painting services expenses	1,955	69.6%	1,017	56.8%
General and administrative	1,687	27.7%	(932)	(13.3)%
Gain on disposition of properties and land, net	-	N/A	(227)	(100.0)%
Equity in net loss of joint ventures	(234)	(20.2)%	(470)	(28.9)%
Gain on sale of partnership interest	(1,314)	N/A	1,314	N/A

Rental Revenues. Rental revenue collections are impacted by a combination of rental rates, rent concessions and occupancy levels. The Company measures these factors using indicators such as average economic occupancy (potential rent less vacancies and concessions divided by potential rent), physical occupancy (number of units occupied divided by total number of units), and net collected rent per unit (gross potential rents less vacancies and concessions divided by total number of units). This information is presented in the following table for the years ended December 31, 2004, 2003 and 2002 (information for the years ended December 31, 2003 and 2002 reflect results based upon the operating properties and their respective segments as of December 31, 2004):

	For the year ended December 31, 2004		
	Average Economic Occupancy	Physical Occupancy	Net Collected Rent Per Unit
Acquisitions/Dispositions	86.0%	99.0%	$825
Market-Rate	84.6%	91.1%	$673
Affordable Housing	99.1%	99.7%	$629

	For the year ended December 31, 2003		
	Average Economic Occupancy	Physical Occupancy	Net Collected Rent Per Unit
Acquisitions/Dispositions	N/A	N/A	N/A
Market-Rate	83.8%	92.5%	$668
Affordable Housing	99.3%	98.8%	$623

	For the year ended December 31, 2002		
	Average Economic Occupancy	Physical Occupancy	Net Collected Rent Per Unit
Acquisitions/Dispositions	N/A	N/A	N/A
Market-Rate	84.9%	87.1%	$672
Affordable Housing	98.8%	99.5%	$619

Rental revenues for the Acquisition/Disposition segment includes $1.4 million in revenue contributed by the property acquired in July 2004. There are no revenues in this segment for the years ended December 31, 2003 and 2002.

Rental revenues for the Market Rate properties remained flat in 2004 compared to 2003 and decreased $955,000 in 2003 compared to 2002. The Company focused on increasing physical occupancy rates in 2003 and accomplished this by reducing rents in certain markets to remain competitive and reflect market rents. This resulted in lower rental revenue in 2003 compared to 2002. The increased occupancy in 2003 and most of 2004 resulted in increases to average economic occupancy and net collected rent per unit in 2004 compared to 2003. Physical occupancy decreased slightly during the third and fourth quarter of 2004 resulting in an increase in concessions during these quarters in an effort to maintain physical occupancy, particularly in the Midwest markets.

Rental revenues for the Affordable Housing properties increased $95,000 in 2004 compared to 2003 and $49,000 in 2003 compared to 2002 primarily as a result of HUD approved rent increases during 2004 and 2003. These revenues are primarily dependent upon the Company being entitled to receive rental assistance subsidies from HUD via monthly housing assistance payments ("HAP Payments"). The amount of each monthly HAP Payment is equal to the rent amount (the "Contract Rent") stated in the HAP Contract with HUD, less the amount payable by the Eligible Resident for such month.

Below is a table setting forth the expiration dates of the HAP Contracts and the HAP Payments revenue recognized for the Company's Affordable Housing properties as of December 31, 2004:

(In thousands)	Final	Revenue Recognized During		
Property	Expiration Date	2004	2003	2002
Ellet	December 2017	$ 425	$ 426	$ 433
Hillwood I	July 2016	475	465	488
Lakeshore Village (50.0% joint venture)(a)	July 2024	597	789	732
Puritas Place	September 2011	703	699	691
St. James (Riverview)	November 2009	471	462	466
Shaker Park Gardens II	June 2005	670	662	684
State Road Apartments	December 2016	426	420	404
Statesman II	November 2005	318	296	287
Sutliff Apartments	November 2019	779	805	802
Tallmadge Acres	March 2005	762	726	699
Twinsburg Apartments	June 2009	431	440	433
Village Towers	November 2009	434	429	432
West High Apartments	November 2005	567	554	544

(a) Amounts shown represents 100% payment.

All thirteen properties shown in the above table had positive cash flow during 2004 and are anticipated to have positive cash flow for the remaining contract terms. Therefore, none of the HAP contracts are considered to be loss contracts.

Contract Rents may be adjusted at least annually in accordance with the annual adjustment factor method for some of the properties. Generally, these types of adjustments are only permitted if current rents are below the HUD published Fair Market Rent ("FMR") threshold. If current rents exceed FMRs, a rent comparability study must be completed to demonstrate that the property's rents are below "market."

"Contract Renewal Request Forms" must be submitted by the Company to HUD (or its corresponding contract agent) not less than 120 days prior to the applicable HAP anniversary date in order to renew an existing HAP contract. The Company understands that the following options are available to the Company for expiring HAP contracts: (i) for properties without mortgages, the Company may renew at current rents plus an operating cost adjustment factor ("OCAF") that is set by HUD on an annual basis; (ii) for properties encumbered by a mortgage, the Company may renew at the lesser of (x) current rents plus an operating cost adjustment factor or (y) comparable market rents; or, (iii) opt out of the Section 8 program. Opting out of the Section 8 program requires an additional one-year notice to HUD (or the contract agent) and the affected residents.

The Company believes, that upon expiration of the contracts, the contracts will be renewed, or the Company will enter into another government subsidized or mortgage restructuring program, or that the properties will be operated as conventional, market-rate properties.

The following represents the Company's current expectations concerning those HAP contracts which expire in 2005.

Shaker Park Gardens II. In May 2004, the Company requested a renewal of the current contract for a one-year term with an increase in rents of 3.0%, as calculated using the OCAF published on February 11, 2003. The Company's request for an OCAF increase was granted and the contract was renewed for a one-year term through June 30, 2005. Prior to expiration of the current contract, the Company intends to request a renewal for an additional one year period.

Statesman II. In July 2004, the Company requested a renewal of the current contract for a one-year term with an increase in rents of 3.0%, as calculated using the OCAF published on February 11, 2003. The Company's request for an OCAF increase was granted and the contract was renewed for a one-year term through November 30, 2005. Prior to expiration of the current contract, the Company intends to request a renewal for an additional one-year period.

Tallmadge Acres. In October 2004, the Company requested a renewal of the current contract for a one-year term with an increase in rents of 3.0%, as calculated using the OCAF published on August 13, 2004. The Company's request for an OCAF increase was granted and the contract will be renewed for a one-year term through March 16, 2006.

West High Apartments. In July 2004, the Company requested a renewal of the current contract for a one-year term with an increase in rents of 3.0%, as calculated using the OCAF published on February 11, 2003. The Company's request for an OCAF increase was granted and the contract was renewed for a one-year term through November 30, 2005. Prior to expiration of the current contract, the Company intends to request a renewal for an additional one year period.

Fees. The management and service operations recognized a reduction in property management fee income (after removing the effect of reimbursements) of $424,000 when comparing 2004 to 2003, and $1.3 million when comparing 2003 to 2002. Asset management fees decreased during both comparison periods. These decreases were primarily due to the loss in 2004 of four advised properties and the loss of fee income related to the acquisition of the Company's joint venture partner's share of a joint venture property, the loss in 2003 of four advised properties and two joint venture management contracts, as previously discussed in "Acquisitions", "Dispositions" and "Management and Service Operations," and the 2002 transfer of eleven advisory contracts to another advisor and the loss of five additional advised properties. These decreases were partially offset by the addition of three property management contracts in November 2003 and one property management contract in February 2004, as previously discussed in "Management and Service Operations." The Management and Service Operations segment recognized asset disposition fees in 2004 and 2003 of $435,000 and $423,000, respectively, as a result of the successful disposition of three advised assets in 2004 and two advised assets in 2003. Management and advisory fees attributed to properties owned by advisory clients are earned pursuant to contracts that are generally terminable upon 30 days notice.

Direct Property Management Expenses Reimbursements. Direct property management expenses include service companies expense and reimbursements received from managed properties. The reimbursements, in accordance with EITF 01-14 "Income Statement Recharacterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," represent certain expense reimbursements, primarily payroll expenses, that the Company includes in revenue with an equal amount included in expense. These revenue amounts are included in property management fees and reimbursements. For each of the years ended December 31, 2004, 2003 and 2002, the amount included in revenues and expenses was $9.2 million, $8.8 million, and $13.2 million, respectively. The changes from year to year are the result of changes in the number of employees at the managed properties due to the loss or addition of management contracts and changes in compensation amounts per employee at the managed properties.

Painting Service Revenues and Expenses. Painting service revenues and expenses both increased in each comparison period primarily as a result of contracts that were entered into by the Company's subsidiary, Merit Painting Services. Work related to these contracts was completed during 2004. The results for 2005 are anticipated to return to a more normalized contribution level as previously discussed in the overview.

Other Revenues. Other revenues increased in 2004 compared to 2003 primarily as a result of fees received from HUD in 2004 for service coordinator assistance made available to tenants at the Company's Affordable Housing properties in the amount of $350,000, and increases in other ancillary revenues, such as refuse removal, in the amount of $310,000 and leasing commissions received related to a managed commercial property in the amount of $180,000. Other revenues increased in 2003 compared to 2002 primarily as a result of increased water and sewer revenues in 2003.

Property Operating and Maintenance Expenses. Property operating and maintenance expenses decreased $3.9 million when comparing 2004 to 2003 and increased $5.2 million when comparing 2003 to 2002. The decrease in 2004 compared to 2003 was primarily due to the reduction of repair and maintenance expenses. During 2004, the Company created the position of Regional Service Manager to assist property personnel in obtaining contractual services and supplies in a more efficient manner, resulting in savings in landscaping, major repairs, security, and snow removal costs of $730,000. Repair and maintenance expenses were also reduced as a result of a $500,000 decrease in painting costs resulting from lower occupancies at the beginning of 2003, which resulted in more unit turns in 2003 than were required during 2004. Personnel expense decreased in 2004 compared to 2003 primarily as a result of changes to property personnel incentive bonuses which became effective in January 2004. As a result of the Company's focus on increasing operating efficiencies, the production of brochures and other advertising materials during 2004 was primarily done "in house", reducing advertising costs in 2004 compared to 2003. The decrease in real estate taxes and insurance when comparing 2004 to 2003 was primarily the result of successful property valuation appeals which resulted in the receipt of net refunds of prior year taxes of $870,000. The increase in property operating and maintenance expenses when comparing 2003 to 2002 was primarily a result of an increase of $1.8 million in real estate taxes and insurance resulting from increases in assessed property values and millage rate increases at certain properties and increased insurance rates. Additionally, utility expenses increased $1.0 million in 2003 primarily due to increased gas consumption as a result of a colder winter and spring in 2003 that affected the Company's Midwest portfolio. Repair and maintenance expenses increased $1.4 million in 2003 as a result of increased unit turnover expenses and landscaping costs. Personnel costs increased $760,000 primarily as a result of increased salaries and leasing commission bonuses relating to on-site staff.

General and Administrative Expenses. General and administrative expenses increased when comparing 2004 to 2003 primarily as a result of an increase in bonus expense of $850,000 as a result, bonuses tied to the operating performance of the Company's properties, an increase in corporate payroll of $495,000 due to changes in staffing and merit increases, an increase of $155,000 related to the recording of the 2004 contribution to the Supplemental Executive Retirement Plan (there was no contribution in 2003), and an increase in deferred Directors' compensation, which is valued using the closing price of the Company's common stock at the end of each period of $270,000 as a result of the increased share price at December 31, 2004 compared to December 31, 2003. General and administrative expenses decreased when comparing 2003 to 2002 primarily as a result of the reduction in payroll expense related to the 2002 restructuring of the advisory business.

Gain on Sales. The net gain on the disposition of properties and land, net, of $227,000 for 2002 was primarily due to the sale of a Market-Rate Property which was classified as held for sale at December 31, 2001.

Gain on Sale of Partnership Interest. In 2003, the Company sold its partnership interest in a joint venture property located in Cranberry Township, Pennsylvania. The Company recognized a gain of $1.3 million related to this sale.

Equity in Net Loss of Joint Ventures. The combined equity in net loss of joint ventures decreased $234,000 and $470,000 when comparing 2004 to 2003 and 2003 to 2002, respectively. The decrease when comparing 2004 to 2003 was primarily due to improved operating performances at Idlewylde Apartments Phase II and at Courtney Chase Apartments prior to the Company acquiring the 100% interest in this property in July 2004. Additionally, the Company recognized a loss related to the operating results of Berkley Manor Apartments in 2003. The Company sold its partnership interest in this joint venture in 2003, and therefore recognized no losses related to this property in 2004. The decrease when comparing 2003 to 2002 was primarily due to the recognition in 2003 of the gain on the sale of Highland House, a 50.0% joint venture, of which the Company's proportionate share was $450,000.

The following table presents the historical statements of operations of the Company's beneficial interest in the operations of the joint ventures for the years ended December 31, 2004, 2003 and 2002.

	For the year ended December 31,		
(In thousands)	2004	2003	2002
Beneficial interests in joint venture operations			
Rental revenues	$ 4,071	$ 3,521	$ 4,217
Cost of operations	2,405	2,220	2,927
	1,666	1,301	1,290
Interest income	-	2	6
Interest expense	(1,345)	(1,344)	(1,343)
Depreciation	(1,259)	(1,199)	(1,001)
Amortization of joint venture deferred costs	(8)	(70)	-
Loss from continuing operations	(946)	(1,310)	(1,048)
(Loss) income from discontinued operations:			
Operating income (loss)	23	(297)	(579)
Gain on disposition of property	-	450	-
Income (loss) from discontinued operations	23	153	(579)
Equity in net loss of joint ventures	$ (923)	$ (1,157)	$ (1,627)

Income From Discontinued Operations. Effective January 1, 2002, in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company presents the results of operations and the gains/(losses) for operating properties sold, which became held for sale after January 1, 2002, as "Income from discontinued operations." At December 31, 2004, the Company had no properties classified as held for sale. One property was sold during 2004. The operating results of this property, which is included in "Income from discontinued operations", was $245,000, $902,000 and $699,000 for 2004, 2003 and 2002, respectively. The gain on disposition of this property of $9.7 million is also included in discontinued operations in 2004. Prior to April 2002, this property was a joint venture and as such was accounted for under the equity method. In 2002, five properties were disposed of whose operating results and gains/(losses) were classified as discontinued operations. The operating loss for these five properties was $166,000 for 2002. The gain on disposition of properties, net, for 2002 included gains on the sales of three of these properties of $10.3 million and a loss of $632,000 on the sale of a fourth property. This property was purchased in November 2000 as a 6.9-acre parcel of land for $5.2 million. The Company was developing this property as a multi-use property to include apartments, commercial building and a marina. The Company had recorded $3.4 million of costs in developing the property and had completed and was operating the marina. In November 2002, the Company received an unsolicited offer to purchase the property for $8.0 million. The Company accepted the offer and completed the sale on December 31, 2002 resulting in the above reported loss. The fifth property disposed of was Gates Mills III which was involved in the 2002 joint venture swap and for which no gain or loss was recorded.

For further details on "Income from discontinued operations," reference is made to Note 2 of the Notes to Consolidated Financial Statements presented in this report.

Inflation. Management's belief is that the effects of inflation would be minimal on the operational performance of its portfolio primarily due to the high correlation between inflation and housing costs combined with the short-term nature, typically one year, of the leases. Currently, the Company also faces limited exposure to interest rate fluctuations due to its high proportion of fixed rate financing.

Critical Accounting Policies and Estimate

The consolidated financial statements of the Company include accounts of the Company, all subsidiaries, the Service Companies and the Operating Partnership structured as a DownREIT. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and related notes. In preparing these consolidated financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these consolidated financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires management to assess the recoverability of the carrying value of long-lived assets when an event of impairment has occurred. In performing this analysis, the Company estimates holding periods of the assets, changes in fair market value of the assets and cash flows related to the operations of the assets to determine the range of potential alternatives and assigns a probability of the various alternatives under consideration by management. Should the estimates used to determine alternatives or the probabilities of the occurrence thereof change, an impairment may result which could materially impact the results of operations of the Company. The Company did not record an impairment loss related to the carrying value of its long-lived assets during any of the years ended December 31, 2004, 2003 or 2002.

SFAS No. 142, "Goodwill and Other Intangible Assets," requires management to review goodwill annually and when an event of impairment has occurred. In performing this analysis, the Company uses a multiple of revenues to the range of potential alternatives and assigns a probability of the various alternatives under consideration by management. Should estimates used to determine the alternatives considered or the probabilities of the occurrence thereof change, an impairment may result which could materially impact the results of operations of the Company. The Company did not record an impairment loss related to goodwill during any of the years ended December 31, 2004, 2003 or 2002.

The Company estimates the amount of real estate taxes for which it will be liable based upon assumptions relating to possible changes in millage rates and property value reassessments. In certain circumstances, it is possible that the actual millage rates or reassessment values are not available until the following reporting period and that these rates or values could differ from assumptions and require material adjustments to the liabilities recorded.

Replacements and improvements, such as HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations are capitalized. Ordinary repairs and maintenance, such as unit cleaning and painting and appliance repairs are expensed.

Recent Accounting Pronouncements

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"). In December 2004, the FASB issued a revision of SFAS 123 which superceded the October 1995 issuance. This Statement also supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This Statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued. This Statement is effective July 1, 2005 for the Company. The Company is required to apply the provisions of this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 as originally issued. These grant-date fair values had been included in the pro forma disclosures in the notes to the financial statements for periods prior to the effective date. Additionally, compensation cost will be recognized on all awards granted on or after the effective date over the related service period. For periods prior to July 1, 2005, the Company may elect to apply a modified version of retrospective application under which financial statements for periods prior to the effective date are adjusted on a basis consistent with the pro forma disclosures previously required for those periods. Modified retrospective application may be applied either (a) to all prior years for which SFAS 123 was effective or (b) only to prior interim periods in the year of initial adoption. The Company expects that, upon adoption, it will not elect to adjust its financial statements for periods prior to the effective date. As a result of the adoption of this Statement, the Company expects to recognize compensation expense of approximately $100,000 for the year ended December 31, 2005 related to awards that have been granted on or before July 1, 2005. Awards granted after January 1, 2005, if any, would result in additional compensation cost during the year ended December 31, 2005.

CONTINGENCIES

Environmental. There are no recorded amounts resulting from environmental liabilities and there are no known material contingencies with respect thereto. Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration, post closure and monitoring commitments, or other costs that may be incurred with respect to the sale or disposal of a property. Phase I environmental audits were obtained at the time of the IPO, property acquisition, or property refinancing, as the case may be, on all of the Company's wholly owned and joint venture properties.

Pending Litigation. For a discussion of the pending litigation, see Note 10 of the Notes to the Consolidated Financial Statements presented in this report.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2004, the Company had $76.2 million of variable rate mortgage debt. Additionally, the Company has interest rate risk associated with fixed rate debt at maturity. Management has and will continue to manage interest rate risk as follows: (i) maintain a conservative ratio of fixed rate, long term debt to total debt such that variable rate exposure is kept at an acceptable level; (ii) consider hedges for certain long term variable and/or fixed rate debt through the use of interest rate swaps or interest rate caps; and (iii) use treasury locks where appropriate to hedge rates on anticipated debt transactions. Management uses various financial models and advisors to assist them in analyzing opportunities to achieve those objectives.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. In April and May 2002, the Company completed two interest rate swaps. The notional amounts of the swaps were approximately $31.2 million. These swaps were executed to hedge the fair market value of certain fixed rate loans. On June 30, 2004, in conjunction with the maturing of the loan, the Company terminated one of these swaps that had a notional amount of $17.2 million. The remaining swap terminates at the maturity of the related loan in October 2005. For the year ended December 31, 2004, the Company recognized a reduction to interest expense of $688,000 with respect to these two swaps. The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

	December 31, 2004								December 31, 2003	
(In thousands)								Fair Market		Fair Market
Long term debt	2005	2006	2007	2008	2009	Thereafter	Total	Value	Total	Value
Fixed:										
Fixed rate mortgage debt	$ 5,871	$ 6,343	$ 82,882	$ 48,167	$ 123,741	$ 204,031	$ 471,035	$ 509,082	$ 516,873	$ 567,241
Weighted average interest rate	7.66%	7.66%	7.65%	7.81%	7.48%	7.77%				
Variable:										
Variable rate mortgage debt	27,734	47,318	124	137	151	780	76,244	76,244	21,623	21,623
Weighted average interest rate	4.07%	4.20%	3.59%	3.59%	3.59%	3.59%				
LIBOR based credit facilities*	-	10,000	-	-	-	-	10,000	10,000	5,000	5,000
Total variable rate debt	27,734	57,318	124	137	151	780	86,244	86,244	26,623	26,623
Total long term debt	$ 33,605	$ 63,661	$ 83,006	$ 48,304	$ 123,892	$ 204,811	$ 557,279	$ 595,326	$ 543,496	$ 593,864

*One LIBOR based credit facility matures July 31, 2006 and the second LIBOR based credit facility matures December 31, 2005. At December 31, 2004, there were $10.0 million in borrowings outstanding on one of the facilities.

Sensitivity Analysis. At December 31, 2004 and 2003, the Company estimates that a 100 basis point decrease in market interest rates would have changed the fair value of fixed rate debt to a liability of $530.1 million and $620.4 million, respectively. Since 85.0% of the Company's mortgage debt is at fixed rates, a change in rates would have a minimal effect on the Company's interest expense. The sensitivity to changes in interest rates of the Company's fixed rate debt was determined with a valuation model based upon changes that measure the net present value of such obligation which arise from the hypothetical estimate as discussed above.

Controls and Procedures

Disclosure Controls and Procedures. The Company has evaluated the design and operation of its disclosure controls and procedures to determine whether they are effective in ensuring that the disclosure of required information is timely made in accordance with the Securities Exchange Act of 1934 ("Exchange Act") and the rules and forms of the Securities and Exchange Commission. This evaluation was made under the supervision and with the participation of management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") as of the end of the period covered by this annual report on Form 10-K. The CEO and CFO have concluded, based on their review, that the Company's disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), are effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Management assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework". Based on that assessment and those criteria, management concluded that the Company's internal control over financial reporting is effective as of December 31, 2004. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an audit report on management's assessment of the Company's internal control over financial reporting, which is included in the "Report of Independent Registered Public Accounting Firm" of this report.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of 2004 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

The Company believes that because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS

To Board of Directors and Shareholders of
Associated Estates Realty Corporation:

We have completed an integrated audit of Associated Estates Realty Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 25, 2005

CONSOLIDATED BALANCE SHEETS

	December 31,	
(In thousands, except share amounts)	2004	2003
ASSETS		
Real estate assets		
Land	$ 94,378	$ 91,367
Buildings and improvements	830,380	796,158
Furniture and fixtures	31,862	32,919
	956,620	920,444
Less: accumulated depreciation	(293,182)	(264,386)
	663,438	656,058
Construction in progress	1,830	5,527
Real estate, net	665,268	661,585
Cash and cash equivalents	59,734	2,212
Restricted cash	10,740	10,889
Accounts and notes receivable, net		
Rents	771	631
Affiliates and joint ventures	5,057	5,367
Other	2,956	2,294
Investments in joint ventures, net	6,240	8,727
Goodwill	1,725	1,725
Intangible and other assets, net	10,941	11,363
Total assets	$ 763,432	$ 704,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgages payable	$ 547,279	$ 538,496
Lines of credit borrowings	10,000	5,000
Total debt	557,279	543,496
Accounts payable and accrued expenses	25,445	24,295
Dividends payable	3,661	3,311
Resident security deposits	4,516	4,187
Funds held on behalf of managed properties		
Affiliates and joint ventures	2,334	2,189
Other	1,741	1,066
Accrued interest	2,694	2,649
Commitments and contingencies (Note 10)	-	-
Total liabilities	597,670	581,193
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized:		
9.75% Class A cumulative redeemable, $250 per share liquidation		
preference, 225,000 issued and outstanding	56,250	56,250
8.70% Class B Series II cumulative redeemable, $250 per share liquidation		
preference, 232,000 issued and outstanding	58,000	-
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 19,653,187 and 19,478,681		
outstanding at December 31, 2004 and 2003, respectively	2,300	2,300
Paid-in capital	277,117	279,087
Accumulated distributions in excess of accumulated net income	(200,277)	(184,436)
Less: Treasury shares, at cost, 3,342,576 and 3,517,082 shares		
at December 31, 2004 and 2003, respectively	(29,800)	(31,773)
Total shareholders' equity	163,590	121,428
Total liabilities and shareholders' equity	$ 763,432	$ 704,793

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		
(In thousands, except per share amounts)	2004	2003	2002
Revenues			
Rental	$ 136,105	$ 134,617	$ 135,567
Property management fees and reimbursements	11,762	11,811	17,504
Asset management fees	905	2,020	2,906
Asset disposition fees	435	423	-
Painting services	6,147	2,827	1,642
Other	5,045	3,752	3,356
Total revenues	160,399	155,450	160,975
Expenses			
Property operating and maintenance	66,698	70,595	65,411
Depreciation and amortization	33,744	34,802	34,422
Direct property management and service companies expenses	13,019	12,458	18,812
Painting services	4,764	2,809	1,792
General and administrative	7,771	6,084	7,016
Total expenses	125,996	126,748	127,453
Operating income	34,403	28,702	33,522
Interest income	314	160	329
Interest expense	(40,334)	(40,759)	(40,841)
(Loss) income before gain on disposition of properties and land, net, equity in net loss of joint ventures, gain on sale of partnership interest, minority interest and income from discontinued operations	(5,617)	(11,897)	(6,990)
Gain on disposition of properties and land, net	-	-	227
Equity in net loss of joint ventures	(923)	(1,157)	(1,627)
Gain on sale of partnership interest	-	1,314	-
Minority interest in operating partnership	(63)	(75)	(324)
(Loss) income from continuing operations	(6,603)	(11,815)	(8,714)
Income from discontinued operations:			
Operating income	245	902	533
Gain on disposition of properties, net	9,682	-	9,660
Income from discontinued operations	9,927	902	10,193
Net income (loss)	3,324	(10,913)	1,479
Preferred share dividends	(5,805)	(5,484)	(5,485)
Net (loss) income applicable to common shares	$ (2,481)	$ (16,397)	$ (4,006)
Earnings per common share - basic:			
(Loss) income from continuing operations applicable to common shares	(.64)	(.89)	(.73)
Income from discontinued operations	.51	.04	.52
Net (loss) income applicable to common shares	$ (.13)	$ (.85)	$ (.21)
Earnings per common share - diluted:			
(Loss) income from continuing operations applicable to common shares	(.64)	(.89)	(.73)
Income from discontinued operations	.51	.04	.52
Net (loss) income applicable to common shares	$ (.13)	$ (.85)	$ (.21)
Dividends declared per common share	$ .68	$ .68	$ .92
Weighted average number of common shares outstanding - basic	19,519	19,401	19,343
- diluted	19,519	19,401	19,343

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share amounts)	Total	Class A Cumulative Redeemable Preferred Shares	Class B Cumulative Redeemable Preferred Shares	Common Shares (at $.10 stated value)	Total Paid-In Capital: Paid-In Capital	Total Paid-In Capital: Unearned Compensation	Accumulated Distributions in Excess of Accumulated Net Income	Accumulated Other Comprehensive Loss	Treasury Shares (at cost)
Balance, December 31, 2001	$ 171,996	$ 56,250	$ -	$ 2,300	$ 279,810	$ (787)	$ (132,844)	$ (45)	$ (32,688)
Comprehensive income:									
Net income	1,479	-	-	-	-	-	1,479	-	-
Other comprehensive income:									
Company's portion of the unrealized gain on a derivative instrument held at a joint venture property	45	-	-	-	-	-	-	45	-
Total comprehensive income	1,524	-	-	-	-	-	1,479	45	-
Issuance of 1,112 common shares from treasury shares	10	-	-	-	(3)	-	-	-	13
Issuance of 55,669 common shares for stock option exercises from treasury shares	438	-	-	-	(192)	-	-	-	630
Issuance of 36,985 restricted common shares from treasury shares	-	-	-	-	(58)	(368)	-	-	426
Forfeiture of 24,730 restricted shares to treasury	3	-	-	-	(108)	256	-	-	(145)
Amortization of unearned compensation	457	-	-	-	-	457	-	-	-
Purchase of 16,589 treasury shares	(162)	-	-	-	-	-	-	-	(162)
Other	-	-	-	-	32	-	(32)	-	-
Common share dividends declared	(17,916)	-	-	-	-	-	(17,916)	-	-
Preferred share dividends declared	(5,485)	-	-	-	-	-	(5,485)	-	-
Balance, December 31, 2002	150,865	56,250	-	2,300	279,481	(442)	(154,798)	-	(31,926)
Comprehensive (loss) income-net (loss) income	(10,913)	-	-	-	-	-	(10,913)	-	-
Amortization of unearned compensation	257	-	-	-	-	257	-	-	-
Forfeiture of 6,030 restricted common shares to treasury	(1)	-	-	-	(4)	47	-	-	(44)
Issuance of 23,075 restricted common shares from treasury shares	13	-	-	-	(119)	(129)	-	-	261
Purchase of 12,790 treasury shares	(74)	-	-	-	-	-	-	-	(74)
Issuance of 850 common shares from treasury shares	6	-	-	-	(4)	-	-	-	10
Common share dividends declared	(13,241)	-	-	-	-	-	(13,241)	-	-
Preferred share dividends declared	(5,484)	-	-	-	-	-	(5,484)	-	-
Balance, December 31, 2003	121,428	56,250	-	2,300	279,354	(267)	(184,436)	-	(31,773)
Comprehensive (loss) income-net (loss) income	3,324	-	-	-	-	-	3,324	-	-
Issuance of Class B Cumulative Preferred Shares	56,793	-	58,000	-	(1,207)	-	-	-	-
Amortization of unearned compensation	318	-	-	-	-	318	-	-	-
Forfeiture of 4,083 restricted common shares to treasury	(7)	-	-	-	14	25	-	-	(46)
Issuance of 74,451 restricted common shares from treasury shares	66	-	-	-	(215)	(555)	-	-	836
Purchase of 8,862 treasury shares	(74)	-	-	-	-	-	-	-	(74)
Issuance of 113,000 common shares for stock option exercises from treasury shares	928	-	-	-	(329)	-	-	-	1,257
Other	(21)	-	-	-	(21)	-	-	-	-
Common share dividends declared	(13,360)	-	-	-	-	-	(13,360)	-	-
Preferred share dividends declared	(5,805)	-	-	-	-	-	(5,805)	-	-
Balance, December 31, 2004	$ 163,590	$ 56,250	$ 58,000	$ 2,300	$ 277,596	$ (479)	$ (200,277)	$ -	$ (29,800)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
(In thousands)	2004	2003	2002
Cash flow from operating activities:			
Net income (loss)	$ 3,324	$ (10,913)	$ 1,479
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	33,754	34,828	34,773
Loss on fixed asset replacements write-off	278	347	339
Minority interest in operating partnership	63	75	324
Costs related to prepayment of debt	-	-	76
Gain on disposition of properties and land, net	(9,682)	-	(9,887)
Equity in net loss of joint ventures	923	1,157	1,627
Gain on sale of partnership interest	-	(1,314)	-
Earnings distributed from joint ventures	418	13	139
Net change in assets and liabilities:			
- Accounts and notes receivable	(804)	1,644	561
- Accounts and notes receivable from affiliates and joint ventures	310	1,091	182
- Accounts payable and accrued expenses	2,720	(872)	3,211
- Other operating assets and liabilities	660	2,443	119
- Restricted cash	150	2,437	1,732
- Funds held for non-owned managed properties	675	(719)	23
- Funds held for non-owned managed properties of affiliates	146	(1,459)	(1,801)
Total adjustments	29,611	39,671	31,418
Net cash flow provided by operations	32,935	28,758	32,897
Cash flow from investing activities:			
Recurring fixed asset additions	(9,011)	(9,548)	(8,462)
Revenue enhancing/non-recurring fixed asset additions	(5,450)	(4,302)	(5,753)
Acquisition/development fixed asset additions	(7,877)	-	(2,019)
Purchase of operating partnership units	-	(211)	(3,100)
Net proceeds received from sale of properties and land	9,593	-	33,894
Proceeds from sale of partnership interest	-	2,107	-
Joint venture distribution from sale proceeds	-	475	-
Capitalized costs on investment in joint venture	-	(30)	(533)
Contributions to joint ventures	-	-	(767)
Net cash flow (used for) provided by investing activities	(12,745)	(11,509)	13,260
Cash flow from financing activities:			
Principal payments on secured debt	(26,294)	(11,346)	(30,956)
Payment of debt procurement costs	(53)	(54)	(97)
Proceeds from secured debt	20,000	9,346	11,089
Principal payment on Medium Term Notes	(105)	-	-
Lines of credit borrowings	59,300	47,323	58,600
Lines of credit repayments	(54,300)	(42,323)	(62,100)
Issuance of treasury shares related to exercise of stock options	928	-	438
Common share dividends paid	(13,331)	(13,241)	(19,462)
Preferred share dividends paid	(5,484)	(5,484)	(5,485)
Operating partnership distributions paid	(48)	(84)	(415)
Issuance of Class B Cumulative Redeemable Preferred Shares - net	56,793	-	-
(Purchase) issue of treasury shares - net	(74)	(74)	(33)
Net cash flow provided by (used for) financing activities	37,332	(15,937)	(48,421)
Increase (decrease) in cash and cash equivalents	57,522	1,312	(2,264)
Cash and cash equivalents, beginning of year	2,212	900	3,164
Cash and cash equivalents, end of year	$ 59,734	$ 2,212	$ 900

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

Associated Estates Realty Corporation (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") which specializes in multifamily property management, advisory, development, acquisition, disposition, operation and ownership activities. The Company and its affiliates receive certain property and asset management fees, acquisition, disposition and incentive fees, and consultation fees, and mortgage servicing fees. MIG II Realty Advisors, Inc. ("MIG"), a subsidiary of the Company, is a registered investment advisor and serves as a real estate advisor to pension funds. The Company owns three taxable REIT subsidiaries (previously, the Company had four taxable REIT subsidiaries, however, effective December 31, 2003, the Company merged two taxable REIT subsidiaries into one), which provide management and other services for the Company and third parties. These corporations are referred to herein as "Service Companies."

As of December 31, 2004, the Company owns or property manages 107 apartment communities in twelve states consisting of 23,457 units. The Company owns, either directly or through subsidiaries, or holds ownership interests in 76 of the 107 apartment communities containing 17,854 units in ten states. Thirteen of those owned or partially owned apartment communities, consisting of 1,354 units, are Affordable Housing communities. The Company, or one of its subsidiaries, also property manages 31 communities consisting of 5,603 units. Additionally, the Company property manages one commercial property containing approximately 270,000 square feet and asset manages a 186-unit apartment community and one commercial property containing approximately 145,000 square feet. Effective February 1, 2005, the Company commenced management of two Affordable Housing properties containing 200 units for a third party owner and ceased management of a 270,000 square foot commercial property due to the sale of the property by its third party owners.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of the Company, all subsidiaries and qualified REIT subsidiaries, which include but are not limited to, separate legal entities that were formed in connection with project specific, nonrecourse mortgage refinancing for which records, books of accounts and depository accounts must be maintained that are separate and apart from any other person or entity; the Service Companies (which are taxed as Taxable REIT Subsidiaries ("TRS") under the REIT Modernization Act ("RMA") implemented in 1999), certain variable interest entities of which the Company is the primary beneficiary and holder of a majority voting interest, and an Operating Partnership structured as a DownREIT of which an aggregate 97.0% is owned by the Company as of December 31, 2004. Interests held by limited partners in real estate partnerships controlled by the Company are reflected as "Operating partnership minority interest" in the Consolidated Balance Sheets. Capital contributions, distributions and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement. The DownREIT structure enabled the Company to acquire and operate two multifamily apartments in an operating partnership entity that is separate from other properties owned by the Company. In the DownREIT structure, the limited partners contributed the two real estate assets to the operating partnership and, in return, received partnership units entitling them to a share of the profits, based on the number of operating partnership units. The operating partnership units entitle the holder to exchange their partnership units at some future time for common shares in the Company or to redeem such partnership units for cash (at the Company's option). The Company is the general partner. Additionally, the common stock of all qualified REIT subsidiaries included in the Company's consolidated financial statements is 100% owned by the Company.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Real Estate and Depreciation

Real estate assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 30 years
Furniture, fixtures and equipment	5 - 10 years

The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing.

The Company follows a practice of discontinuing the depreciation of assets specifically identified by management as held for sale. There were no properties classified as held for sale at December 31, 2004 or 2003.

Classification of Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value. The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents. The Company considers acquisition and development fixed asset additions to be for the purchase of, or construction of, new properties to be added to the Company's portfolio.

Impairment of Long-Lived Assets

The Company continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under SFAS No. 144, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its fair value. The Company periodically classifies real estate assets as held for sale. See Note 2 for a discussion of the Company's policy regarding classification of a property as held for sale. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Investments in joint ventures, that are 50.0% or less owned by the Company, are presented using the equity method of accounting as the Company has the ability to exercise significant influence over, but does not have financial or operating control over such entities. Since the Company intends to fulfill its obligations as a partner in the joint ventures, the Company has recognized its share of losses and distributions in excess of its investment. The Company's investment in unconsolidated entities is periodically reviewed for other than temporary declines in market value. Any decline that is not expected to recover in the next 12 months is considered other than temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows and market capitalization rates. As of December 31, 2004, no impairment has been recorded in connection with any of the Company's investments in joint venture. For additional information concerning the Company's activity in connection with its joint venture investments, see Note 7. Also, the Company has made certain agreements with its joint venture partners to guarantee certain debt obligations at various joint venture properties that may require the Company to incur fundings above its prorata share. These guarantees are detailed in Note 10.

Deferred Leasing and Financing Costs

Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument on a straight-line basis, which approximates the effective interest method. External costs incurred in the leasing of commercial and retail space are amortized on a straight-line basis over the terms of the related lease agreements.

Intangible Assets and Goodwill

The Company analyzes its intangible assets and goodwill whenever there is an impairment indicator. Goodwill is also reviewed for impairment on an annual basis. See Note 4 for additional information related to intangible assets and goodwill.

Revenue Recognition

The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing properties are generally recognized based on rental applications that are approved by HUD.

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete. Servicing fee income related to pension fund loans is recognized when earned and is included in "Property management fees and reimbursements" in the Consolidated Statements of Operations.

Rent concessions, including free rent, incurred in connection with residential property leases, are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenues.

Property Management

The Company is reimbursed for expenses incurred in connection with the management of properties for third parties, joint ventures and other affiliates. The Company is the primary obligor for these expenses, which are primarily salaries and benefits relating to employees at these properties, and therefore records these reimbursements as revenue (included in "Property management fees and reimbursements") and as expenses (included in "Direct property management and service companies expenses"). For the years ended December 31, 2004, 2003 and 2002, the reimbursements shown as revenues were equivalent to the expenses, which were $9.2 million, $8.8 million and $13.2 million, respectively.

Advertising Costs

The Company recognizes advertising costs as expense when incurred. The total amount charged to advertising expense was $1.9 million, $2.5 million and $2.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. There were no advertising costs reported as assets for the years ended December 31, 2004 and 2003.

Stock Based Employee Compensation

The Company uses the intrinsic value method in accordance with the Accounting Principles Board Opinion No. 25 ("APB No. 25") to account for stock-based employee compensation arrangements. Under this method, the Company does not recognize compensation cost for stock options when the option exercise price equals or exceeds the market value of the common stock on the date of the grant. Restricted stock grants are recorded initially as a reduction to shareholders equity and recognized as compensation expense over the vesting periods based upon the market value on the date of the grant. The amount of unearned compensation recorded as a reduction to shareholders' equity related to restricted stock grants was $479,000, $267,000 and $442,000 at December 31, 2004, 2003 and 2002, respectively. If the fair value method had been applied to the stock option grants, as prescribed by SFAS 123, "Accounting for Stock-Based Compensation," the fair values of the options granted at the grant dates would be recognized as compensation expense over the vesting periods, and the Company's net income (loss) and earnings per share at December 31 would have been as follows:

(In thousands, except per share data)	2004	2003	2002
Net income (loss)	$ 3,324	$ (10,913)	$ 1,479
Total stock compensation cost recognized	318	256	457
Total stock compensation cost had SFAS 123 been adopted	(481)	(374)	(751)
Proforma net income (loss) had SFAS 123 been adopted	$ 3,161	$ (11,031)	$ 1,185
Net (loss) income applicable to common shares:			
Net (loss) income as reported	$ (2,481)	$ (16,397)	$ (4,006)
Total stock compensation cost recognized	318	256	457
Total stock compensation cost had SFAS 123 been adopted	(481)	(374)	(751)
Proforma net (loss) income had SFAS 123 been adopted	$ (2,644)	$ (16,515)	$ (4,300)
(Loss) income per common share - Basic			
Net (loss) income as reported	$ (.13)	$ (.85)	$ (.21)
Total stock compensation cost recognized	.02	.02	.03
Total stock compensation cost had SFAS 123 been adopted	(.03)	(.02)	(.04)
Proforma net (loss) income had SFAS 123 been adopted	$ (.14)	$ (.85)	$ (.22)
(Loss) income per common share - Diluted			
Net (loss) income as reported	$ (.13)	$ (.85)	$ (.21)
Total stock compensation cost recognized	.02	.02	.03
Total stock compensation cost had SFAS 123 been adopted	(.03)	(.02)	(.04)
Proforma net (loss) income had SFAS 123 been adopted	$ (.14)	$ (.85)	$ (.22)

Operating Partnership Minority Interest

In 1998, in conjunction with the acquisition of an operating partnership that owned two apartment communities, the Company issued a total of 522,032 operating partnership units ("OP units"). If and when the OP units are presented for redemption, the Company has the option to redeem, in certain circumstances, the OP units for common shares exchangeable on a one-for-one basis, or the cash equivalent amount. The OP unitholders are entitled to receive cumulative distributions per OP unit equal to the per share distributions on the Company's common shares. The Company charged $63,000, $75,000 and $324,000 to "Minority interest in operating partnership" in the Consolidated Statements of Operations relating to the OP unitholders allocated share of net income for the years ended December 31, 2004, 2003 and 2002, respectively. There are 93,023 OP units remaining as of December 31, 2004.

The following table identifies the number of OP units redeemed, the cash paid to redeem the units, the recorded value of the units when issued and the difference between the cash paid and the recorded value which reduced the recorded amount of the underlying real estate (in thousands, except units redeemed):

Year	Units Redeemed	Cash Paid	Recorded Value at Issuance	Reduction in Underlying Real Estate
2000	19,662	$ 144	$ 436	$ 292
2001	39,314	393	929	536
2002	335,000	3,100	7,600	4,500
2003	35,033	211	800	589
2004	-	-	-	-
	429,009	$ 3,848	$ 9,765	$ 5,917

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, the Company is entitled to a tax deduction for dividends paid to its shareholders, thereby effectively subjecting the distributed net income of the Company to taxation at the shareholder level only, provided it distributes at least 90.0% of its taxable income and meets certain other qualifications.

The Service Companies operate as taxable C-corporations under the Code and have accounted for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The Service Companies have elected to be treated as Taxable REIT Subsidiaries. Taxes are provided for those Service Companies having net profits for both financial statement and income tax purposes. The 2004, 2003 and 2002 net operating loss carryforwards for the Service Companies, in the aggregate, are approximately $5.9 million, $7.3 million, and $7.1 million, respectively, and expire during the years 2018 to 2024.

The gross deferred tax assets were $4.0 million, $4.5 million and $4.3 million at December 31, 2004, 2003 and 2002, respectively, and relate principally to net operating losses of the Service Companies. Gross deferred tax liabilities of $154,000, $156,000 and $163,000 at December 31, 2004, 2003 and 2002, respectively, relate primarily to tax basis differences in fixed assets and intangibles. The deferred tax valuation allowance was $3.8 million, $4.3 million and $4.1 million at December 31, 2004, 2003 and 2002, respectively. The Company reserves for net deferred tax assets when management believes it is more likely than not that they will not be realized.

At December 31, 2004 and 2003, the Company's net tax basis of properties exceeds the amount set forth in the Company's Consolidated Balance Sheets by $81.4 million and $100.8 million, respectively.

Reconciliation Between GAAP Net Income (Loss) and Taxable (Loss) Income

The following reconciles GAAP net income (loss) to taxable (loss) income:

(In thousands)	Year Ended December 31,		
	2004	2003	2002
GAAP net income (loss)	$ 3,324	$ (10,913)	$ 1,479
Add: GAAP net (income) loss of taxable REIT subsidiaries and minority interest in joint venture, net	(1,024)	443	1,069
GAAP net income (loss) from REIT operations (*)	2,300	(10,470)	2,548
Add: Book depreciation and amortization	35,688	36,792	34,395
Less: Tax depreciation and amortization	(28,368)	(27,906)	(26,203)
Book/tax differences on (losses) gains from capital transactions	(4,180)	1,079	(2,606)
Other book/tax differences, net	(911)	(2,198)	(239)
Taxable income (loss) before adjustments	4,529	(2,703)	7,895
Less: Capital gains	(5,502)	-	(7,309)
Taxable (loss) income subject to dividend requirement	$ (973)	$ (2,703)	$ 586

(*) All adjustments to GAAP net income (loss) from REIT operations are net of amounts attributable to taxable REIT subsidiaries and minority interests.

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

(In thousands)	Year Ended December 31,		
	2004	2003	2002
Cash dividends paid	$ 19,135	$ 18,725	$ 24,947
Less: Portion designated capital gain distribution	(5,502)	-	(7,309)
Less: Return of capital	(13,633)	(18,725)	(14,774)
Dividends paid deduction	$ -	$ -	$ 2,864

Dividends Per Share

Total dividends per common share and the related components for the years ended December 31, 2004, 2003 and 2002, as reported for income tax purposes, were as follows:

For the year ended December 31, 2004					
Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/1/2004	$ .0001	$ .1688	$ .0011	$ .0003	$ .1700
5/1/2004	.0001	.1688	.0011	.0003	.1700
8/1/2004	.0001	.1688	.0011	.0003	.1700
11/1/2004	.0001	.1688	.0011	.0003	.1700
	$ .0004	$ .6752	$ .0044	$ .0012	$ .6800

For the year ended December 31, 2003						
						Supplemental
		Non-Taxable	20% Rate	Unrecaptured		Information
	Ordinary	Return of	Capital	Section 1250		Qualified
Date Paid	Income	Capital	Gain	Gain	Dividends	5-Year Gain
02/1/2003	$ -	$ .1700	$ -	$ -	$ .1700	$ -
05/1/2003	-	.1700	-	-	.1700	-
08/1/2003	-	.1700	-	-	.1700	-
11/1/2003	-	.1700	-	-	.1700	-
	$ -	$ .6800	$ -	$ -	$ .6800	$ -

For the year ended December 31, 2002						
						Supplemental
		Non-Taxable	20% Rate	Unrecaptured		Information
	Ordinary	Return of	Capital	Section 1250		Qualified
Date Paid	Income	Capital	Gain	Gain	Dividends	5-Year Gain
02/1/2002	$ .0161	$ .1910	$ .0234	$ .0195	$ .2500	$ .0234
05/1/2002	.0160	.1911	.0234	.0195	.2500	.0234
08/1/2002	.0161	.1910	.0234	.0195	.2500	.0234
11/1/2002	.0160	.1911	.0235	.0194	.2500	.0235
	$ .0642	$ .7642	$ .0937	$ .0779	$ 1.0000	$ .0937

Preferred dividends of $5.8 million, $5.5 million and $5.5 million were paid for the years ended December 31, 2004, 2003 and 2002, respectively of which $5.4 million, none and $4.0 million were designated as a capital gain dividend for the years ended December 31, 2004, 2003 and 2002, respectively.

Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its hedging strategy. Interest rate swaps designated as fair value hedges involve the payment of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2004 and 2003, such derivatives were used to hedge the changes in fair value associated with existing fixed rate loans.

As of December 31, 2004, no derivatives were designated as cash flow hedges or hedges of net investment in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges. At December 31, 2004 and 2003, derivatives with a fair value of $163,000 and $867,000 were included in other assets and mortgages payable. No hedge ineffectiveness on hedges was recognized during 2004 and 2003.

The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $45,000 of net unrealized gains/losses from accumulated other comprehensive income to interest expense during 2002.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. Following is a summary of the Company's hedge agreement activity:

On June 30, 2004, the Company terminated an interest rate swap with a notional amount of $17.2 million (which was entered into in May, 2002) as a result of the refinancing of the related fixed rate loan. The Company recorded a credit to interest expense of $270,000, $446,000 and $201,000 for the years ended December 31, 2004, 2003 and 2002, respectively, with regards to this swap.

On April 19, 2002, the Company executed an interest rate swap with a notional amount of $14.0 million (which commenced on May 15, 2002) to hedge the fair market value of a fixed rate loan. The swap amortizes monthly in accordance with the amortization of the hedged loan and expires upon the maturity date of the loan. The Company recorded a credit to interest expense of $418,000, $450,000 and $241,000 for the years ended December 31, 2004, 2003 and 2002, respectively, with regards to this swap.

On February 25, 2000, the Company executed two interest rate swaps. The notional amounts of the swaps were approximately $10.6 million (which commenced March 1, 2000) and $54.8 million (which commenced March 10, 2000). The swaps amortized monthly in accordance with the amortization of the hedged loans and were to expire upon maturity of the loans. These swaps were executed to hedge the fair market value of five fixed rate loans. On December 11, 2000, the Company executed termination agreements for both swaps and received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the related loans (May 2007 for the $10.6 million swap and October 2007 for the $54.8 million swap). The Company recorded a credit to interest expense of $476,000 during each of the years ended December 31, 2004, 2003 and 2002 with regards to the amortization of the termination payments.

Treasury Shares

The Company records the purchase of Treasury shares at cost. From time to time, the Company may reissue these shares. When the Company reissues the shares, the Company accounts for the issuance based on the "First in, first out" method. For additional information regarding treasury shares, see Note 13.

Recent Accounting Pronouncements

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"). In December 2004, the FASB issued a revision of SFAS 123 which superceded the October 1995 issuance. This Statement also supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related implementation guidance. This Statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued. This Statement is effective July 1, 2005 for the Company. The Company is required to apply the provisions of this Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 as originally issued. These grant-date fair values had been included in the pro forma disclosures in the notes to the financial statements for periods prior to the effective date. Additionally, compensation cost will be recognized on all awards granted on or after the effective date over the related service period. For periods prior to July 1, 2005, the Company may elect to apply a modified version of retrospective application under which financial statements for periods prior to the effective date are adjusted on a basis consistent with the pro forma disclosures previously required for those periods. Modified retrospective application may be applied either (a) to all prior years for which SFAS 123 was effective or (b) only to prior interim periods in the year of initial adoption. The Company expects that, upon adoption, it will not elect to adjust its financial statements for periods prior to the effective date. As a result of the adoption of this Statement, the Company expects to recognize compensation expense of approximately $100,000 for the year ended December 31, 2005 related to awards that have been granted on or before July 1, 2005. Awards granted after January 1, 2005, if any, would result in additional compensation cost during year ended December 31, 2005.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.

2. DEVELOPMENT, ACQUISITION AND DISPOSITION ACTIVITY

Development Activity

The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance costs from the commencement of development activity through the time the property is ready for leasing. During 2004, the Company had no properties in the development stage. As a result, there was no interest, real estate taxes or insurance costs capitalized during the year ended December 31, 2004. Capitalized interest, real estate taxes and insurance costs related to development projects aggregated approximately $29,000 for the year ended December 31, 2003. Construction in progress of $1.8 million and $5.5 million at December 31, 2004 and 2003, respectively, represented unfinished projects at certain of the Company's operating properties.

Acquisition Activity

On July 16, 2004, the Company acquired its joint venture partner's interest in Courtney Chase Apartments, a 288-unit multifamily community located in Orlando, Florida, which was originally developed by the Company and it former joint venture partner. The Company previously had a 24.0% ownership interest in this partnership and had accounted for its investment under the equity method of accounting. The Company paid $7.9 million in cash and assumed the existing debt on the property of $15.6 million. Funding for this acquisition was derived from net proceeds received from the sale of a Market-Rate property located in Northeast Ohio. Consequently, as of July 16, 2004, the results of operations, financial condition and cash flows of this property are included in the Company's consolidated financial statements.

Disposition Activity

The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Real estate assets that are classified as "held for sale" are also reported as discontinued operations. The Company generally classifies properties as "held for sale" when all significant contingencies surrounding the closing have been resolved. In most transactions, these contingencies are not satisfied until the actual closing of the transaction. The Company adopted this Statement January 1, 2002. All real estate assets sold in 2004, 2003, and 2002 have been included in discontinued operations except for the sale on January 18, 2002, which was classified as held for sale as of December 31, 2001, and therefore was not within the scope of SFAS 144. Interest expense included in "Income from discontinued operations" is limited to interest on debt that is to be assumed by the buyer or that is required to be repaid as a result of the sale of an asset included in discontinued operations. No allocation of interest expense to discontinued operations has been made for corporate debt that is not directly attributable to, or related to, other operations of the Company.

On May 10, 2004, the Company completed the sale of a Market-Rate property located in Northeast Ohio. The sale price was $10.0 million and the Company recorded a gain of $9.7 million which is included in "Income from discontinued operations" in the Consolidated Statements of Operations. The results of operations for this property are also included in "Income from discontinued operations" for all periods presented. The proceeds from this sale were deposited directly to escrow with a qualified intermediary as the Company treated this sale as a Deferred Like-Kind Exchange under Section 1031 of the Internal Revenue Code. The Company used $7.9 million of these proceeds in connection with the acquisition of Courtney Chase Apartments.

On October 17, 2003, the Company completed the sale of its partnership interest in a 252-unit residential joint venture property located in Cranberry Township, Pennsylvania. The Company received cash proceeds of $2.1 million and a $491,000 note. The Company recorded a gain on the sale of its partnership interest of $1.3 million.

On April 17, 2003, the Company and its joint venture partner completed the sale of a 36-unit Market-Rate property located in Northeast Ohio in which the Company was a 50.0% partner. The sales price was $990,000. The Company's proportionate share of the gain was $450,000 which is included in "Equity in net loss of joint ventures" in the Consolidated Statements of Operations.

On January 18, 2002, the Company completed the sale of a 112-unit Market-Rate property located in Central Ohio. The property was sold for $4.0 million and the Company recorded a gain of $255,000.

In addition, during 2002, the Company sold the following four properties: Americana Apartments, Bolton Estates, Boynton Beach and Jennings Commons. The income from operations and the gain or loss from the sales of these properties are included in "Income from discontinued operations." Additionally, the income from operations for Gates Mills III, one of the properties relinquished in a nonmonetary exchange of joint venture assets, is also included in "Income from discontinued operations," as stated above. Included in the gain on disposition of properties, net, was a loss of $632,000 on the sale of the Boynton Beach property. This property was purchased in November 2000 as a 6.9-acre parcel of land for $5.2 million. The Company was developing this property as a multi-use property to include apartments, a commercial building and a marina. The Company had recorded $3.4 million of costs in developing the property and had completed and was operating the marina. The Company's internal analysis indicated that the land and marina were not impaired based upon the Company's plan to continue the development of the property on its own or with a partner and retain it as an asset held for investment. In November 2002, the Company received an unsolicited offer to purchase the property for $8.0 million. The Company accepted the offer and completed the sale on December 31, 2002, resulting in the above reported loss.

The following chart summarizes the "Income from discontinued operations" for the years ended December 31, 2004, 2003, and 2002, respectively:

	2004	2003	2002
(In thousands)			
Total property revenues	$ 825	$ 2,193	$ 3,414
Total revenues	825	2,193	3,414
Property operating and maintenance expense	(570)	(1,265)	(2,051)
Real estate asset depreciation and amortization	(10)	(26)	(360)
Interest expense	-	-	(471)
Total expenses	(580)	(1,291)	(2,882)
Operating income	245	902	533
Gain on disposition of properties, net	9,682	-	9,660
Income from discontinued operations	$ 9,927	$ 902	$ 10,193

3. RESTRICTED CASH

Restricted cash, some of which is required by HUD for certain government subsidized properties and others, which are required by the lenders, includes residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes and insurance. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property. In addition, certain escrows are maintained in connection with mortgage servicing operations.

Restricted cash is comprised of the following:

	December 31,	
	2004	2003
(In thousands)		
Resident security deposits	$ 1,710	$ 1,367
Investor's escrow	177	249
Escrow of funds under self-insurance program	2,000	2,000
Escrows and reserve funds for replacements		
required by mortgages	6,853	7,273
	$ 10,740	$ 10,889

Restricted resident security deposits are held in separate bank accounts in the name of the properties for which the funds are being held. Investor's escrow represent funds held by the Company primarily for the payment of operating expenses associated with properties managed by the Company on behalf of its advisory clients. These funds are held in short term investments. Certain reserve funds for replacements are invested in a combination of money market funds and U.S. treasury bills with maturities less than 18 months.

4. GOODWILL, INTANGIBLE AND OTHER ASSETS

Goodwill

MIG Realty Advisors, Inc. In June 1998, the Company recorded goodwill in connection with the MIG Realty Advisors, Inc. merger. The goodwill was allocated fully to the Management and Service Operations Segment.

On April 19, 2004, MIG was informed by one of its advisory clients that it intended to transfer its business to another advisor. The transfer occurred on October 17, 2004, and thus, the Company no longer receives the fee revenue associated with this business.

In November 2003, the Company was informed by one of its advisory clients that it intended to sell the four commercial properties for which MIG provided asset management services. MIG manages or advises both commercial and multifamily properties for this client. Two of these properties were sold during 2003 and one was sold during 2004. Because of the sale of these investments, the Company no longer receives the asset management fee revenue associated with them.

On March 17, 2003, MIG was directed by one of its advisory clients to initiate the sale of all six of the client's real estate investments. Two of the six assets were sold in 2003, and three were sold during 2004. Because of the sale of these investments, the Company no longer receives the property and asset management fee revenue associated with them.

In addition to the annual review of goodwill completed during the three months ended March 31, 2004, the Company reviewed goodwill during the three months ended June 30, 2004 due to the above-mentioned notice of transfer received on April 19, 2004. In performing this analysis, the Company uses a multiple of revenues to the range of potential alternatives and assigns a probability of the various alternatives under consideration by management. Based on its analysis, the Company determined that goodwill was not impaired as of March 31, 2004 or June 30, 2004. There were no changes to the carrying amount of goodwill during the year ended December 31, 2004. Should the estimates used to determine alternatives or the probabilities of the occurrence thereof change, an impairment may result which could materially impact the results of operations of the Company for the period in which it is recorded.

Intangible and Other Assets, Net

Intangible and other assets, net, consist of the following:

	December 31,	
(In thousands)	2004	2003
Intangible assets	$ 681	$ 5,405
Deferred financing and leasing costs	9,210	12,534
Less: Accumulated amortization	(5,416)	(12,600)
	4,475	5,339
Prepaid expenses	4,862	4,804
Other assets	1,604	1,220
	$ 10,941	$ 11,363

Intangible assets

Property Acquisitions. In accordance with SFAS 141, "Business Combinations", the Company allocates a portion of the total purchase price of a property acquisition to any intangible assets identified, such as in-place leases and tenant relationships. The intangible assets are amortized over the remaining lease terms or estimated life of the tenant relationship, which is approximately twelve to sixteen months. Due to the short-term nature of residential leases, the Company believes that existing lease rates approximate market rates, and therefore, no allocation is made for above/below market leases.

In connection with the July 2004 property acquisition, as referenced in Note 2, the Company recorded intangible assets in the amount of $539,000 related to in place leases which will be amortized over thirteen months and $142,000 related to tenant relationships which will be amortized over sixteen months. These intangible assets have been fully allocated to the Acquisition/Disposition segment.

MIG Realty Advisors, Inc. In connection with the June 1998 MIG Realty Advisors, Inc. merger, the Company also recorded an intangible asset subject to amortization. The intangible asset has been fully amortized and therefore has a value of zero at December 31, 2004. This intangible asset represented asset advisory and property management contracts and a related deferred tax liability. The asset advisory and property management contracts are attributed to properties owned by pension fund clients and are generally terminable upon 30 days notice. This intangible asset was allocated fully to the Management and Service Operations Segment.

Effective October 1, 2002, the advisory and management responsibilities for 11 properties owned by one of the Company's clients were transferred by the client to another advisor. In connection with this transfer, the Company wrote off the related asset and management portion of the intangible asset in the amount of $312,000 which represented the remaining unamortized value of the asset and management portion associated with this client. This write off is included in "Depreciation and amortization" expense for the year ended December 31, 2002 on the Company's Consolidated Statements of Operations.

Information on the intangible assets are as follows (in thousands):

	In Place Leases	Tenant Relationships	Asset Advisory and Property Management Contracts	Deferred Tax Liability
Gross carrying amount	$ 539	$ 142	$ 5,405	$ (625)
Less: Accumulated amortization	(229)	(49)	(5,093)	625
Less: Impairment write-down	-	-	(312)	-
Balance as of December 31, 2004	$ 310	$ 93	$ -	$ -

The aggregate amortization expense for the year ended December 31, 2004, 2003 and 2002 was $434,000, $312,000 and $382,000, respectively. The estimated amortization expense for the year ended December 31, 2005 is $403,000.

Deferred financing and leasing costs

Amortization expense for deferred financing and leasing costs was $1.1 million, $1.2 million, and $1.2 million for the years ended December 31, 2004, 2003, and 2002, respectively.

5. GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2002, the Company recorded as general and administrative expense $686,000 in connection with the restructuring of the advisory business, including personnel severance costs and the consolidation of the accounting and reporting functions of 18 management personnel and other support personnel.

6. DEBT

The Company's mortgages payable and line of credit borrowings at December 31, 2004, consist of the following:

	December 31	
(In thousands)	2004	2003
Conventional mortgage debt, maturing		
at various dates to 2012	$ 545,873	$ 533,922
Federally insured mortgage debt, maturing		
at various dates to 2013	1,406	4,574
Line of credit, maturing 2006	10,000	5,000
	$ 557,279	$ 543,496

Real estate assets pledged as collateral for all debt had a net book value of $645.3 million and $646.2 million at December 31, 2004 and 2003, respectively.

Conventional Mortgage Debt

On July 16, 2004, the Company recorded, as a liability, a $15.6 million loan in connection with the acquisition of its joint venture partner's interest in Courtney Chase Apartments. This loan had previously not been reflected in the Company's balance sheet as the investment in the joint venture was accounted under the equity method of accounting. This loan accrues interest at the rate of LIBOR plus 1.8% and matures on June 1, 2005 with an option to extend the maturity for two additional years. See Note 2 for further information regarding this acquisition.

On June 30, 2004, the Company prepaid a $17.2 million nonrecourse conventional loan encumbering a Market-Rate property located in Northeast Ohio with a fixed interest rate of 6.55% and obtained a new nonrecourse conventional loan secured by this same property in the amount of $20.0 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. The Company currently has elected to pay interest at LIBOR plus 2.0% or 4.38% for a twelve-month period. This loan matures on June 30, 2006 and requires payments of interest only until maturity. The Company has two one-year options to extend this loan, each of which is conditioned upon achieving a satisfactory debt service coverage ratio at the property. During the extension periods, the Company must make principal payments based upon a 20-year amortization schedule in addition to payments of interest as provided above. Additionally, the Company executed a termination agreement on a reverse interest rate swap that had originally been executed to hedge the fair market value of the prepaid loan. See "Derivative Information and Hedging Activity" in Note 1 for further information regarding the interest rate swap.

On May 1, 2003, the Company repaid a $2.7 million nonrecourse loan encumbering a Market-Rate property located in Michigan. The interest rate on this loan was 7.50%. On June 30, 2003, the Company obtained a new loan secured by this same property in the amount of $3.9 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. The Company currently has elected to pay interest at LIBOR plus 2.0%, which was 3.14% at December 31, 2004. This loan matures on July 1, 2006 and requires payments of interest only until maturity. The Company has two one-year options to extend this loan, each of which are conditioned upon achieving a satisfactory debt service coverage ratio at the property. During the extension periods, the Company must make principal payments based upon a 20-year amortization schedule in addition to payments of interest as provided above. The loan that was repaid was federally insured. The new loan is a conventional loan.

On April 22, 2003, the Company repaid a $2.3 million nonrecourse loan encumbering a Market-Rate property located in Northeast Ohio. The interest rate on this loan was 9.63%. The Company incurred a prepayment penalty of approximately $330,000 related to this prepayment, which is included in "Interest expense" in the Company's Consolidated Statements of Operations. On May 12, 2003, the Company obtained a new loan secured by this same property in the amount of $5.5 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. The Company has elected to pay interest at LIBOR plus 2.0% through May 2004. The rate at December 31, 2004 was 3.19%. This loan matures on June 1, 2006 and requires payments of only interest until maturity. The Company has two one-year options to extend this loan, each of which are conditioned upon achieving a satisfactory debt service coverage ratio at the property. During the extension periods, the Company must make principal payments based upon a 20-year amortization schedule in addition to payments of interest as provided above.

Conventional mortgages payable are comprised of 55 loans at December 31, 2004 and 54 loans at December 31, 2003, each of which is a project specific loan collateralized by the respective real estate and resident leases. Mortgages payable are generally due in monthly installments of principal and/or interest and mature at various dates through June 2012. The weighted average interest rate of the conventional fixed rate mortgages was 7.67% at December 31, 2004 and 2003.

Under certain of the mortgage agreements, the Company is required to make escrow deposits for taxes, insurance and replacement of project assets.

Federally Insured Mortgage Debt

On July 21, 2004, the Company prepaid a $2.9 million 7.0% fixed rate HUD insured mortgage encumbering a Market-Rate property located in Northeast Ohio. This property now secures one of the Company's lines of credit.

On June 27, 2002, the Company prepaid a $2.7 million HUD insured mortgage. The Company incurred a prepayment penalty and wrote off unamortized costs totaling $76,000 in connection with this prepayment. The $76,000 is included in "Interest expense" in the Company's Consolidated Statements of Operations.

Federally insured mortgage debt, which encumbered one of the properties at December 31, 2004 and two of the properties at December 31, 2003, is insured by HUD pursuant to one of the mortgage insurance programs administered under the National Housing Act of 1934. These government-insured loans are nonrecourse to the Company. Payments of principal, interest and HUD mortgage insurance premiums are made in equal monthly installments. On December 31, 2004, the federally insured mortgage had a balance of $1.4 million with a maturity date of December 1, 2013 and interest accruing at a variable rate of 3.59% at December 31, 2004. This mortgage is secured by a letter of credit which is renewed annually.

Medium-Term Notes Program

The Company repaid the remaining $105,000 Medium-Term Note (the "MTN") on December 9, 2004.

Lines of Credit

The Company has a $15.0 million line of credit, secured by one of the Company's properties, with a maturity date of July 31, 2006. Borrowings under this line of credit bear interest at the rate of LIBOR plus 1.5%, or approximately 3.9% at December 31, 2004, and are currently limited to $13.6 million. At December 31, 2004 and 2003, there were $10.0 million and $5.0 million of borrowings outstanding, respectively.

The Company also has a $14.0 million line of credit. This line of credit is secured by one of the Company's properties and $1.6 million of this line of credit is reserved exclusively for derivative transactions. There were no regular borrowings outstanding under this line at December 31, 2004 and 2003. The remaining $12.4 million is available for regular borrowings and letter of credit transactions. At December 31, 2004, a letter of credit in the amount of $184,000 had been issued against this line. The maturity date of this line was extended for one year to December 31, 2005. Borrowings under this line of credit bear interest at either the prime rate or LIBOR plus 2.0% at the Borrower's option.

As of December 31, 2004, the scheduled maturities of mortgages payable and line of credit borrowings for each of the next five years and thereafter, are as follows (in thousands):

2005	$ 43,197
2006	41,641
2007	82,392
2008	41,307
2009	127,882
Thereafter	220,860
	$ 557,279

Cash paid for interest was $39.2 million, $39.3 million and $40.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

7. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

At December 31, 2004, the Company's interests in joint venture properties were as follows:

	Ownership
Lakeshore Village	50.0%
Idlewylde - Phase I	49.0%
Idlewylde - Phase II	49.0%

The following tables represent summarized financial information at 100% for all joint ventures in which the Company has been an investor during the years presented.

Balance sheet data	December 31,	
(In thousands)	2004	2003
Real estate, net	$ 55,962	$ 77,898
Other assets	1,476	3,266
	$ 57,438	$ 81,164
Amounts payable to the Company	$ 23	$ 152
Mortgages payable	45,770	61,769
Other liabilities	968	949
Equity	10,677	18,294
	$ 57,438	$ 81,164
Investments in joint ventures, net	$ 6,240	$ 8,727

Operating data	For the year ended December 31,		
(In thousands)	2004	2003	2002
Rental revenues	$ 8,712	$ 7,520	$ 9,624
Other revenues	347	240	352
Operating and maintenance expenses	(5,257)	(4,845)	(7,098)
Depreciation and amortization	(2,776)	(2,737)	(2,178)
Interest expense	(2,866)	(2,921)	(2,993)
(Loss) income from continuing operations	(1,840)	(2,743)	(2,293)
Income (loss) from discontinued operations:			
Operating income (loss)	46	(606)	(1,183)
Gain on disposition of property	-	926	-
Income (loss) from discontinued operations	46	320	(1,183)
Net (loss) income	$ (1,794)	$ (2,423)	$ (3,476)
Equity in net loss of joint ventures	$ (923)	$ (1,157)	$ (1,627)

Of the $45.8 million of mortgages payable at December 31, 2004, $41.6 million matures in 2005 and $4.2 million matures in 2031.

On July 16, 2004, the Company acquired its joint venture partner's interest in Courtney Chase Apartments, a 288-unit Market-Rate multifamily community located in Orlando, Florida, which was originally developed by the Company and its former joint venture partner. The Company previously had a 24.0% ownership interest in this partnership and had accounted for its investment under the equity method of accounting. The Company paid $7.9 million in cash and assumed the existing debt on the property of $15.6 million. Consequently, as of July 16, 2004, the results of operations, financial condition and cash flows of this property are included in the Company's consolidated financial statements.

On April 17, 2003, the Company and its joint venture partner completed the sale of a 36-unit Market-Rate property located in Northeast Ohio in which the Company was a 50.0% partner. The sales price was $990,000. The Company's proportionate share of the gain was $450,000 which is included in "Equity in net loss of joint ventures" in the Consolidated Statements of Operations. The Company received cash proceeds of $475,000.

On October 17, 2003, the Company completed the sale of its partnership interest in a 252-unit residential joint venture property located in Cranberry Township, Pennsylvania. The Company received cash proceeds of $2.1 million and a $491,000 note. The Company recorded a gain of $1.3 million which is shown as "Gain on sale of partnership interest" in the Company's Consolidated Statements of Operations. As a result of this sale, the Company's guarantee obligation under a $220,000 letter of credit with regards to certain construction work at this property was canceled in October 2003.

The Company received distributions of $418,000 for the year ended December 31, 2004 and $2.6 million for the year ended December 31, 2003, which includes cash received from the sale of one joint venture operating property and the sale of the Company's interest in a partnership as more fully described above. Revenues from property and asset management fees charged to joint ventures aggregated $334,000, $393,000 and $461,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

The Company capitalizes interest costs in accordance with SFAS No. 58 "Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for by the Equity Method" related to its investment in certain joint venture properties during their construction period. The amount of capitalized interest was approximately $942,000 and $1.1 million at December 31, 2004 and December 31, 2003, respectively. This excess of the Company's investment over its equity in the underlying net assets of the joint ventures is included in "Investment in joint ventures, net" in the Company's Consolidated Balance Sheets, and is amortized as a reduction to earnings on a straight-line basis over the lives of the related assets.

Lakeshore Village is governed by regulations pursuant to the property's HUD rent subsidy and mortgage insurance programs, which contain provisions governing certain aspects of the operations of the property (See Note 10). Rent subsidies of $597,000, $789,000 and $732,000 for the years ended December 31, 2004, 2003 and 2002, respectively, were received by the property.

8. TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

The Company provides management and other services to (and is reimbursed for certain expenses incurred on behalf of) certain non-owned properties in which the Company's Chief Executive Officer ("CEO") and/or other related parties have varying ownership interests. The entities which own these properties, as well as other related parties, are referred to as "affiliates". The Company or one of its subsidiaries or Service Companies also provides similar services to joint venture properties.

In the normal course of business, the Company has advanced funds on behalf of affiliates and joint ventures and holds funds for the benefit of affiliates and joint ventures.

The Company holds two notes of equal amounts which are receivable from the CEO aggregating $3.4 million, both of which mature May 1, 2005. One of the notes is partially secured by 150,000 of the Company's common shares; the other note is unsecured. For the years ended December 2004 and 2003, the interest rate charged on these notes was approximately 3.3% and 3.0%, respectively.

Merit Painting Services ("Merit"), a subsidiary of the Company, was retained by JAS Construction, Inc. ("JAS") under subcontracts for the performance of certain rehabilitation work at seven properties owned by an unrelated party. JAS is owned by the son of the Company's CEO. During the years ended December 31, 2004 and 2003, $5.5 million and $1.1 million, respectively, of revenue in connection with these contracts were reported in painting services revenues in the Company's Consolidated Statements of Operations.

Summarized affiliate and joint venture transaction activity was as follows:

	For the year ended December 31,		
(In thousands)	2004	2003	2002
Property management fee and other miscellaneous service revenues	$ 918	$ 1,695	$ 2,058
Painting service revenues	5,600	415	794
Expenses incurred on behalf of and reimbursed by [(a)]	1,407	3,706	5,201
Interest income on Notes due from CEO	111	100	119

(a) *Primarily payroll and employee benefits, reimbursed at cost*

	December 31,	
(In thousands)	2004	2003
Accounts and notes receivable from affiliates and joint ventures:		
Notes and interest receivable from CEO	$ 3,365	$ 3,358
Funds advanced	573	253
JAS Construction, Inc.	407	501
Property management fees, insurance and miscellaneous receivables	712	1,255
Total due from affiliates and joint ventures	$ 5,057	$ 5,367
Funds held on behalf of affiliates and joint ventures	$ 2,334	$ 2,189

9. NOTEHOLDER INTEREST

The Company acquired a Noteholder Interest in connection with its IPO in 1993. The Noteholder Interest was secured by a limited partnership interest in Winchester Hills I Apartments located in Willoughby Hills, Ohio. The Company had declared the notes to be in default because of nonpayment of interest and principal. On July 16, 2004, the Company accepted a 98.99% limited partnership interest in the limited partnership that owns Winchester Hills I Apartments in full satisfaction of all obligations under the notes. In addition, a Company subsidiary acquired the remaining 1.001% general partnership interest in that limited partnership held by the President and CEO Jeffrey I. Friedman and a company controlled by him. The Company subsidiary acquired such partnership interest in return for a promise to pay Mr. Friedman and his controlled company 1.001% of the net sale proceeds derived from any future sale of Winchester Hills I Apartments if and when such sale occurs. The independent members of the Board of Directors approved the terms of the buyout. Following such transactions, the limited partnership that owns Winchester Hills I Apartments was liquidated and as a consequence title to Winchester Hills I Apartments is now wholly vested in the Company. The notes had originally been placed on the Company's books at a value of zero and no interest income had been recorded relating to the notes. The Noteholder Interest had effectively entitled the Company to all cash flow from the property, and the Company had placed the property on its books as a result of having full economic benefit and control of the property operations. Therefore, there is no effect on the Company's consolidated financial statements as a result of the transfer of the ownership interest.

10. COMMITMENTS AND CONTINGENCIES

Leases

The Company owns one property which derives part of its rental revenues from commercial tenants with noncancellable operating leases. Future minimum lease payments to be received, assuming no new or renegotiated leases, or option extensions, for each of the next five years and thereafter, are as follows (in thousands):

2005	$ 595
2006	334
2007	199
2008	131
2009	23
Thereafter	-
	$ 1,282

The Company leases certain equipment under capital leases. Such equipment is included in property, plant and equipment with a cost of $194,000 and accumulated depreciation of $86,000 at December 31, 2004. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases, for each of the next five years and thereafter, are as follows (in thousands):

	Capital	Operating
2005	$ 47	$ 234
2006	9	163
2007	-	159
2008	-	145
2009	-	101
Thereafter	-	3,689
	56	$ 4,491
Less interest	(3)	
	$ 53	

The ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the consolidated financial statements and expire at various dates from 2021 to 2086. Total revenues derived from such properties were $10.3 million, $10.2 million and $10.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash were $692,000 and $681,000 at December 31, 2004 and 2003, respectively. With respect to such leases, the Company incurred ground rent expense of $101,000 for each of the years ended December 31, 2004, 2003 and 2002.

The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the land and real estate assets revert to the deed holder at expiration, which is September 2037. At December 31, 2004 and 2003, the net book value of this property was $1.0 million and $1.1 million, respectively. The property generated revenues and net income of $988,000 and $377,000 for 2004 and $943,000 and $352,000 for 2003, and $943,000 and $378,000 for 2002.

Gas Supply Contract

The Company entered into a contract to purchase gas at properties, which are either owned or managed, in Northeast Ohio. The contract term is twelve months commencing July 1, 2004, and provides for the delivery of specified quantities of gas by month. The quantities are based upon historical usage. The Company can fix the price of the gas at any time for any period in advance of delivery. Regardless of whether the price is fixed in advance or whether it is determined in the month of delivery, the price is determined based on the market-rates (NYMEX) of gas, plus a margin. Should the Company not be able to use the amounts of gas specified in the contract, the counterparty to the contract must attempt to sell the unused gas. If such efforts were unsuccessful or the gas was sold for less than the contract price, the Company would be required to pay for the unused gas or any price differential loss, as the case may be. The commitment for the specified minimum quantities to be purchased is considered to be a derivative under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* However, this derivative qualifies as a normal purchase and sale under SFAS No. 133 as it was probable at inception and it is expected throughout the term of the contract that the contract will result in physical delivery. Therefore, these contracts have not been recognized at fair value in the accompanying consolidated financial statements.

Guarantees

FASB Interpretation No. 45 "Guarantor's Accounting for Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others", requires certain disclosures regarding guarantees that the Company has issued. This Interpretation also requires recognition and measurement on a prospective basis of guarantees issued or modified after December 31, 2002. The Company adopted this Interpretation effective January 1, 2003. There were no guarantees issued or modified by the Company after December 31, 2002 other than those involving guarantees of subsidiary debt, therefore the Company had recorded no liability related to guarantees that it has issued. The Company had previously guaranteed the completion of certain improvements at the Watergate Apartments totaling approximately $7.0 million in connection with the mortgage on this property. This guaranty had been secured by a $3.5 million letter of credit. This mortgage was refinanced on June 20, 2004, and as a result, the letter of credit was subsequently canceled and the Company no longer has an obligation related to this guaranty. The Company has guaranteed the payment of 50.0% of the balance, or approximately $12.3 million at December 31, 2004, of the loan in connection with Idlewylde Apartments Phase II, a 535-unit multifamily community located in Atlanta, Georgia, which was developed by the Company and its pension fund joint venture partner. This loan matures December 10, 2005. The Company has recorded no liability in relation to this guarantee at December 31, 2004. The Company has also guaranteed the payment of 50.0% of the balance or approximately $7.8 million at December 31, 2004, of the loan in connection with the development of Courtney Chase Apartments. This loan matures June 1, 2005, with an option to extend the maturity for two additional years. On July 16, 2004, in connection with the Company's acquisition of its joint venture partner's interest in this partnership, the Company recorded this loan as a liability on its balance sheet (see Note 2 for further information).

Affordable Housing

Certain of the Company's Affordable Housing properties are governed by rent subsidies and/or mortgage insurance program regulations, which contain provisions governing certain aspects of the operations of these properties. Among other matters, such provisions may include a requirement to maintain a reserve fund for replacements, the renting of properties to qualifying residents, and the requirement to make distributions in accordance with certain regulations. Certain approvals may be required to encumber properties having rental subsidies.

The rent subsidy program provides that HUD will make monthly housing assistance payments to a Company subsidiary on behalf of persons who reside in approved properties and who meet the eligibility criteria. The amount of the total monthly rental and the subsidy is determined at least annually by HUD. This arrangement is evidenced by a contract between HUD and the applicable Company subsidiary. Such contracts have scheduled expiration dates between July 2005 and July 2024. HUD may abate subsidy payments if the applicable Company subsidiary defaults on any obligations under such contracts and fails to cure each default after receiving notice thereof. Federal rent subsidies recognized in income were $6.5 million, $6.4 million and $6.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. As discussed in Note 6, certain obligations are insured by federal mortgage insurance programs.

Legal Proceedings

The Company is subject to legal proceedings, lawsuits and other claims, including proceedings by government authorities (collectively "Litigation"). Litigation is subject to uncertainties and outcomes are difficult to predict. Consequently, the Company is unable to estimate ultimate aggregate monetary liability or financial impact with respect to the Litigation matters described in the following paragraphs as of December 31, 2004, and no accruals have been made for these matters. The Company believes that other Litigation will not have a material adverse impact on the Company after final disposition. However, because of the uncertainties of litigation, one or more lawsuits could ultimately result in a material obligation.

Pending Lawsuits

On August 10, 2001, Fluor Daniel, Inc. ("FDI") filed a Demand For Arbitration with the American Arbitration Association ("AAA") arising out of construction services provided by FDI to MIG/Orlando Development, LTD ("MOD"), an affiliate of the Company, pursuant to a construction contract between FDI and MOD for the construction of a 460-unit apartment community located in Orlando, Florida. FDI claims that it suffered damages of $1.6 million in performing the work because of the owner's breach of the construction contract. Both MOD and the Company were named as party defendants in this litigation; however, during 2002, the Company was dismissed as a party to this litigation. MOD filed a counterclaim with the AAA against FDI seeking liquidated damages of $1.9 million arising out of FDI's failure to complete the project in a timely manner as required by the terms of the construction contract. MOD acquired this project in 1998 as part of the Company's acquisition of MIGRA from a group that included persons who were officers and directors of the Company, which group could have a material interest adverse to the Company because of indemnification obligations owing to the Company in connection with this litigation. The arbitration proceedings in this matter have been temporarily stayed pending a renewed mediation effort. Should such mediation efforts fail, the Company intends to vigorously defend this claim and pursue its counterclaim, but cannot predict the final outcome of this dispute.

On or about April 14, 2002, Melanie and Kyle Kopp commenced an action against the Company in the Franklin County, Ohio Court of Common Pleas seeking undetermined damages, injunctive relief and class action certification. This case arose out of the Company's Suredeposit program. This program allows cash short prospective residents to purchase a bond in lieu of paying a security deposit. The bond serves as a fund to pay those resident obligations that would otherwise have been funded by the security deposit. Plaintiffs allege that the non-refundable premium paid for the bond is a disguised form of security deposit, which is otherwise required to be refundable in accordance with Ohio's Landlord-Tenant Act. Plaintiffs further allege that certain pet deposits and other non-refundable deposits required by the Company are similarly security deposits that must be refundable in accordance with Ohio's Landlord-Tenant Act. On or about January 15, 2004, the plaintiffs filed a motion for class certification. The Company subsequently filed a motion for summary judgment. Both motions are pending before the Court. The Company intends to vigorously defend itself against these claims.

On or about April 29, 2003, Housing Advocates, Inc., filed a lawsuit against the Company and others in the Cuyahoga County, Ohio Court of Common Pleas. The complaint alleges violations of handicap design laws in connection with the development of the Company's Residence at Barrington property located in Aurora, Ohio. The complaint seeks injunctive relief, damages and attorneys fees. On June 2, 2004, the Company reached a tentative settlement with the plaintiff in this litigation, the results of which did not have a material impact on the results of operations for the year ended December 31, 2004.

On or about May 21, 2004, the Ohio Civil Rights Commission filed a lawsuit against a subsidiary of the Company in the Portage County, Ohio Court of Common Pleas. The complaint alleges violations of handicap design laws in connection with the development of the Village of Western Reserve property located in Streetsboro, Ohio. The complaint seeks injunctive relief, damages and attorneys fees.

Government Investigations

On or about August 7, 2002, the Maryland Attorney General served the Company with a subpoena seeking information concerning certain of the Company's leasing practices in connection with the Company's Maryland properties. The subpoena seeks extensive information going back a number of years, including information about the Company's Suredeposit programs and certain non-refundable deposits. The Company understands that other landlords operating in Maryland have been served with similar subpoenas. Presently, the Maryland Attorney General has not asserted any claims against the Company, however, the Company is aware of at least one instance where the Maryland Attorney General brought an action against another landlord operating multifamily properties in Maryland alleging that such landlord was engaging in leasing practices contrary to applicable law. The Company is attempting to cooperate with the Maryland Attorney General.

On or about December 22, 2003, the Montgomery County, Maryland Office of Landlord Tenant Affairs commenced an investigation into possible violations of state and county Landlord-Tenant laws involving two properties operated by the Company located in Montgomery County, Maryland. The matters being investigated are for the most part the same leasing practices being investigated by the Maryland Attorney General. The Company is attempting to cooperate with the County.

11. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts that reasonably approximate corresponding fair values.

Mortgages and notes payable with an aggregate carrying value of $557.3 million and $543.5 million at December 31, 2004 and 2003, respectively, have an estimated aggregate fair value of approximately $595.3 million and $593.9 million, respectively. Estimated fair value is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

The Company may, from time to time, enter into interest rate agreements to manage interest costs and risks associated with changing rates. The Company does not utilize these agreements for trading or speculative purposes. See Note 1 for further information concerning derivative instruments and hedging activities.

Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since these dates and current estimates of fair value may differ significantly from the amounts presented herein.

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following summarizes the non-cash investing and financing activities of the Company which are not reflected in the Consolidated Statements of Cash Flows:

	For the year ended December 31,		
(In thousands)	2004	2003	2002
Dividends declared but not paid	$ 3,661	$ 3,311	$ 3,310
Contributions of land to joint venture, net of loss on conveyance	-	-	1,250
Adjustment for purchase of minority interest	-	589	4,500
Assumption of debt by purchaser of property	-	-	4,560
Assumption of debt in connection with the joint venture transaction	-	-	28,770
Assumption of debt in connection with operating property acquisition	15,619	-	-
Relinquishment of debt in connection with the joint venture transaction	-	-	13,878
Capital lease obligation	-	130	-
Costs related to prepayment of debt	-	339	76
Fixed asset replacement write-off	4,757	3,827	1,860

13. COMMON, TREASURY AND PREFERRED SHARES

Treasury Shares

The Company's Board of Directors ("Board") had authorized the repurchase of up to five million of the Company's common shares on the open market to be repurchased by the Company at market prices. This authorization expired during 2003 and no authorization is currently in effect. At December 31, 2004, 3,731,812 shares had been repurchased, of which 389,236 had been subsequently reissued under various share programs of the Company (See Note 16). At December 31, 2004, there were 3,342,576 Treasury Shares at an aggregate cost of $29.8 million. At December 31, 2003, there were 3,517,082 Treasury Shares at an aggregate cost of $31.8 million. The repurchases were funded primarily from operating cash flows, refinancing proceeds and proceeds received from the sale of operating properties.

Preferred Shares

The Company is authorized to issue a total of 9,000,000 Preferred Shares, designated as follows:

- 3,000,000 Class A Cumulative Preferred Shares, of which 225,000 have been designated as 9.75% Class A Cumulative Redeemable Preferred Shares and are discussed below.
- 3,000,000 Class B Cumulative Preferred Shares, of which 400,000 have been designated as Class B Series I Cumulative Preferred Shares and 232,000 have been designated as 8.70% Class B Series II Cumulative Redeemable Preferred Shares and are discussed below.
- 3,000,000 Noncumulative Preferred Shares.

8.70% Class B Series II Cumulative Redeemable Preferred Shares. In December 2004, the Company issued 2,320,000 depositary shares, each representing 1/10th of a share of the Company's 8.70% Class B Series II Cumulative Redeemable Preferred Shares, for $58.0 million and incurred costs of approximately $1.2 million related to the issuance. The liquidation preference for each Class B Preferred Share is $250.00 (equivalent to $25.00 per depositary share), plus accrued and unpaid dividends. Dividends on the Class B Preferred Shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the Class B Preferred Shares are not redeemable prior to December 15, 2009. On and after December 15, 2009, the Class B Preferred Shares are redeemable for cash at the option of the Company. The net proceeds from this offering were used to redeem the outstanding 9.75% Class A Cumulative Redeemable Preferred Shares as discussed below.

9.75% Class A Cumulative Redeemable Preferred Shares. At December 31, 2004, 2,250,000 depositary shares, each representing 1/10th of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares, were outstanding. Dividends on the Class A Preferred Shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the preferred shares were not redeemable prior to July 25, 2000. On January 6, 2005, the Company redeemed all of the outstanding Class A Preferred Shares for $250.00 per share plus accrued and unpaid dividends through the date of redemption. See Note 19 for additional information related to the redemption.

Shareholder Rights Plan

In January 1999, the Company adopted a Shareholder Rights Plan. To implement the Plan, the Board of Directors declared a distribution of one Right for each of the Company's outstanding common shares. Each Right entitles the holder to purchase from the Company 1/1,000th of a Class B Series I Cumulative Preferred Share (a "Preferred Share") at a purchase price of $40 per Right, subject to adjustment. One one-thousandth of a Preferred Share is intended to be approximately the economic equivalent of one common share. The Rights will expire on January 6, 2009, unless redeemed by the Company as described below.

The Rights are not currently exercisable and trade with the Company's common shares. The Rights will become exercisable if a person or group becomes the beneficial owner of, or announces an offer to acquire 15.0% or more of the Company's then outstanding common shares.

If a person or group acquires 15.0% or more of the Company's outstanding common shares, then each Right now owned by the acquiring person or its affiliates will entitle its holder to purchase, at the Right's then-current exercise price, fractional preferred shares that are approximately the economic equivalent of common shares (or, in certain circumstances, common shares, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sells 50.0% or more of its assets or earnings power to an acquiring person or its affiliates, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring Company's common shares having a market value of twice the Right's exercise price. The Board of Directors may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

The distribution was made on January 29, 1999 to shareholders of record on that date. The initial distribution of Rights was not taxable to shareholders.

14. EARNINGS PER SHARE

Earnings per share ("EPS") has been computed pursuant to the provisions of SFAS No. 128.

There were 2.0 million, 1.9 million and 2.4 million options to purchase common shares outstanding at December 31, 2004, 2003 and 2002, respectively. None of the options were included in the calculation of diluted earnings per share for the years presented as their inclusion would be antidilutive to the net loss from continuing operations applicable to common shares.

The exchange of operating partnership minority interests into common shares was not included in the computation of diluted EPS because the Company plans to settle these OP units in cash.

15. EMPLOYEE BENEFIT PLANS

The Company offers employees who have completed their 90-day introductory period medical, dental and life insurance benefits. Employees who have completed six months of service are eligible for the Company's educational assistance program and 401(k) plan and employees who have completed one year of service are provided with long-term disability coverage. Additionally, the Company offers a variety of supplemental benefits to employees at their own cost.

The Company sponsors a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute up to 25.0% of their gross wages. After one year of participation, the Company matches such contributions at a rate of 25.0% up to a maximum participant contribution of 6.0% (maximum employer contribution was 50.0% up to a maximum participant's contribution of 6.0% from February 1, 2001 through April 30, 2002). The Company recorded expense in relation to this plan of approximately $87,000, $120,000 and $205,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Supplemental Executive Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997. This Plan was implemented to provide competitive retirement benefits for officers and to act as a retention incentive. This non-qualified, unfunded, defined contribution plan extends to certain named officers of the Company nominated by the Chief Executive Officer and approved by the Executive Compensation Committee of the Board. The SERP provides for the Company to make a contribution to the account of each of the participating officers at the end of each Plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each SERP year. Contributions will not be taxable to the participant (other than social security and federal unemployment taxes once vested) until distribution. The account balances earn interest each year at a rate that approximates the Company's weighted average cost of capital. The Executive Compensation Committee approves the interest rate at the beginning of each year. On May 3, 2003, the Executive Compensation Committee of the Company's Board of Directors approved management's recommendation to suspend contributions to the SERP plan for the 2003 plan year. The suspension was to have no impact on existing account balances. As a result, both the December 31, 2003 SERP contribution and the January 1, 2004 interest contribution were suspended. No expense was recorded for the SERP in 2003. In December 2003, the Board of Directors approved the reinstatement of the SERP contribution for the year ended December 31, 2004 and the January 1, 2005 interest contribution.

	Supplemental Executive Retirement Plan Benefit for the year ending December 31,		
(In thousands)	2004	2003	2002
Balance at beginning of period	$ 778	$ 778	$ 755
Service cost	82	-	81
Forfeiture of prior period service cost	-	-	(122)
Interest cost	73	-	64
Balance at end of period	$ 933	$ 778	$ 778

16. EQUITY BASED AWARD PLANS

AERC Share Option Plan

The AERC Share Option Plan expired September 30, 2003, and therefore no additional options will be granted under this plan. On December 31, 2004, there were 147,066 options outstanding and exercisable under this plan. These options will remain in effect according to the original terms and conditions of the plan. This plan was provided as an incentive and non-qualified stock option plan under which 543,093 of the Company's common shares had been reserved for awards of share options to eligible key employees. Options could have been granted at per share prices not less than fair market value at the date of grant and must be exercisable within ten years thereof. Option awards granted are vested in equal annual increments over no fewer than three years, beginning on the first anniversary of the date of grant.

Equity-Based Incentive Compensation Plan

The Equity-Based Incentive Compensation Plan ("the Omnibus Equity Plan"), provided for the grant to participants of options to purchase common shares, awards of common shares subject to restrictions on transfer, awards of common shares issuable in the future upon satisfaction of certain conditions, rights to purchase common shares and other awards based on common shares. This plan expired on February 20, 2005, and therefore none of the 209,674 remaining options will be granted under this plan. On December 31, 2004, there were 598,100 options outstanding and exercisable under this plan. These options will remain in effect according to the original terms and conditions of the plan. Options to purchase common shares that were granted from this plan had an option price equal to the fair market value of the common shares at the date of the grant. The rights to purchase common shares enabled a participant to purchase common shares (i) at the fair market value of such shares on the date of such grant or (ii) at 85.0% of such fair market value on such date if the grant is made in lieu of cash compensation. Under the terms of the Omnibus Equity Plan, these grants and awards may not aggregate more than 1,400,000 common shares and no participating employee may receive awards of more than 250,000 common shares during any calendar year.

Restricted share grants made from this Plan vest either in equal increments over three years or at the end of nine years from the date of grant. Those shares vesting at the end of a nine-year period have a feature which permits the acceleration of the vesting upon the Company achieving certain financial benchmarks. Option grants made from this Plan to date have been vested either in equal increments over three years or five years beginning on the first anniversary of the date of grant or at the end of nine years. The accelerator described above also applied to the nine-year grants. Cash dividends paid during the period of restriction are recorded as a charge to "Accumulated distributions in excess of accumulated net income."

Year 2001 Equity Incentive Plan

The Company's Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000 and operates substantially the same as the Equity-Based Incentive and Share Option Plans. The EIP, however, allows for participation by directors as well as employees, does not allow for the grant of incentive stock options and the restricted shares or options issued under the EIP consist solely of treasury shares. The total number of shares authorized for equity awards under this plan is 1,500,000.

Options Granted to Outside Directors

The Company has granted options to outside directors on a periodic basis since the initial public offering ("IPO"). The option awards are determined and approved by the Board of Directors. Option awards granted vest either one year from the date of grant or three years from the date of grant.

SFAS No. 123

A summary of the status of the Company's stock options granted as of December 31, 2004, 2003 and 2002 and the changes during the year ended on these dates is presented below:

	2004		2003		2002	
	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of year	1,897,383	$12.31	2,353,774	$13.48	3,201,042	$12.66
Granted	240,250	9.04	-	-	42,500	10.19
Exercised	113,000	8.22	-	-	55,669	7.87
Canceled	38,634	11.54	456,391	19.10	834,099	10.52
Outstanding at end of year	1,985,999	12.17	1,897,383	12.31	2,353,774	13.48
Exercisable at end of year	888,916	15.91	1,025,055	15.00	1,305,582	17.01
Weighted average fair value of options granted during the year	$ 1.13		$ -		$ 0.74	

The fair value of each option grant was estimated on the date of grant using the Black-Scholes options pricing model at December 31 using the following weighted average assumptions:

	2004	2003	2002
Risk free interest rate or range	3.27%	-	3.61%
Dividend yield or range	7.55%	-	11.68%
Expected life or range	5.63 years	-	6.07 years
Expected volatility or range	29.18%	-	27.71%

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
		Weighted	Weighted		Weighted
Range of	Number	Average	Average	Number	Average
Exercise	Outstanding at	Exercise	Remaining	Exercisable at	Exercise
Prices	December 31, 2004	Prices	Contract Life	December 31, 2004	Price
$7.00 to $8.70	1,184,099	$ 8.52	6.1	334,099	$ 8.16
$9.00 to $12.50	390,150	10.72	6.4	143,067	10.65
$20.25 to $24.10	411,750	24.02	2.7	411,750	24.02
$7.00 to $24.10	1,985,999	$ 12.17	5.5	888,916	$ 15.91

The following table summarizes information about restricted shares granted during the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Number of shares granted	74,451	23,075	36,985
Weighted average fair value	$ 7.21	$ 6.15	$ 9.95

17. DIRECTOR/EXECUTIVE COMPENSATION

Director's Deferred Compensation Plan

The Company's Directors' Deferred Compensation Plan was adopted by the Board of Directors on August 22, 1996. The Plan was implemented to allow persons serving as Independent Directors the option of deferring receipt of compensation otherwise payable to them by the Company for their services as Directors and to create an opportunity for appreciation of the amount deferred upon appreciation of the Company's Common Shares.

Prior to January 1 of each year, any eligible Director may elect to defer all or a portion of the fees otherwise payable to that Director for that year and such amount will be credited to a deferral account maintained on behalf of the Director. Fees for each period are credited to the deferral account as they are earned. Amounts credited to the deferral account are converted to "share units" which are valued based upon the closing price of the Company's common shares at the end of each reporting period. Each deferral account is increased when the Company pays a dividend on its commons shares by the number of share units that represent the dividend paid per share multiplied by the number of share units in the account on the date of record for the related dividend payment. At the end of each reporting period, the total value of the deferred compensation is adjusted for increases in share units and for changes in the Company's common share price. The total amount of deferred compensation relating to this plan is included in "Accounts payable and accrued expenses" in the Consolidated Balance Sheets. Adjustments to the total value of the Plan are reflected in "General and administrative expenses" in the Consolidated Statements of Operations. At December 31, 2004 and 2003, deferred amounts related to this plan of $799,000 and $447,000, respectively, were included in "Accounts payable and accrued expenses". The deferral account is vested at all times.

Executive Compensation and Employment Agreements

The Company has a three-year employment agreement with the Chairman, President and Chief Executive Officer. This agreement, dated January 1, 1996, is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Additionally, the Company has severance arrangements with certain other executive officers.

Annual Incentive Plan

Annual incentives emphasize pay for performance and serve as a key means of driving current objectives and priorities. Officers are rewarded for accomplishing the Company's short-term financial objectives. In 2004 and 2003, annual incentive opportunities for the officers were linked to Property Net Operating Income, as defined. Participants' awards are paid in a combination of cash and restricted shares. There were no officer incentives earned for the period ending December 31, 2003. The Company recognized expense related to annual incentives for officers which include amortization of previously issued restricted shares granted to officers in the amount of $745,000, $121,000 and $338,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

18. SEGMENT REPORTING

The Company has four reportable segments: (1) Acquisition/Disposition Multifamily Properties; (2) Same Store Market-Rate ("Market-Rate") Multifamily Properties; (3) Affordable Housing Multifamily Properties; and (4) Management and Service Operations. The Company has identified these segments based upon how management makes decisions regarding resource allocation and performance assessment. The Acquisition/Disposition properties represent acquired or developed properties which have not yet reached stabilization (the Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first), and properties that have been sold. The Market-Rate Multifamily Properties are same store conventional multifamily residential apartments. The Affordable Housing properties are multifamily properties for which the rents are subsidized and certain aspects of the operations are regulated by HUD pursuant to Section 8 of the National Housing Act of 1937. The Management and Service Operations provide management and advisory services to the Acquired, Market-Rate and Affordable Housing properties which are owned by the Company, as well as to clients and properties not owned by the Company. All of the Company's segments are located in the United States.

The accounting policies of the reportable segments are the same as those described in Note 1, "Basis of Presentation and Significant Accounting Policies." The Company evaluates the performance of its reportable segments based on Net Operating Income ("NOI"). NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market-Rate and Affordable Housing segments and deducting direct property management and service companies expense, and painting service expense from total revenues for the Management and Service Operations segment. The Company considers NOI to be an appropriate supplemental measure of its performance because it reflects the operating performance of its real estate portfolio and management and service companies at the property and management and service company level and is used to assess regional property level performance. NOI should not be considered as an alternative to net income determined in accordance with Generally Accepted Accounting Principles ("GAAP"), or as an indicator of the Company's financial performance, cash flow from operating activities (determined in accordance with GAAP) or as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define NOI in a different manner.

Information on the Company's segments for the years ended December 31, 2004, 2003 and 2002 is as follows:

	For the year ended December 31, 2004				
				Management	
	Acquisition/		Affordable	and Service	Total
(In thousands)	Disposition	Market-Rate	Housing	Operations	Consolidated
Total segment revenues	$ 1,429	$ 129,927	$ 9,830	$ 27,938	$ 169,124
Elimination of intersegment revenues	-	(318)	(15)	(8,392)	(8,725)
Consolidated revenues	1,429	129,609	9,815	19,546	160,399
Equity in net income (loss) of joint ventures	81	(834)	(170)	-	(923)
*NOI	878	68,050	5,240	2,064	76,232
Total assets	24,621	645,698	8,702	84,411	763,432

* Intersegment revenues and expenses have been eliminated in the computation of NOI for each of the segments.

	For the year ended December 31, 2003				
				Management	
	Acquisition/		Affordable	and Service	Total
(In thousands)	Disposition	Market-Rate	Housing	Operations	Consolidated
Total segment revenues	$ -	$ 129,190	$ 9,439	$ 25,426	$ 164,055
Elimination of intersegment revenues	-	(297)	(20)	(8,288)	(8,605)
Consolidated revenues	-	128,893	9,419	17,138	155,450
Equity in net income (loss) of joint ventures	17	(1,102)	(72)	-	(1,157)
*NOI	39	62,551	5,155	2,003	69,748
Total assets	528	665,274	9,117	29,874	704,793

* Intersegment revenues and expenses have been eliminated in the computation of NOI for each of the segments.

	For the year ended December 31, 2002				
				Management	
	Acquisition/		Affordable	and Service	Total
(In thousands)	Disposition	Market-Rate	Housing	Operations	Consolidated
Total segment revenues	$ 31	$ 129,293	$ 9,336	$ 30,689	$ 169,349
Elimination of intersegment revenues	-	(231)	(12)	(8,131)	(8,374)
Consolidated revenues	31	129,062	9,324	22,558	160,975
Equity in net loss of joint ventures	(633)	(970)	(24)	-	(1,627)
*NOI	26	68,344	5,092	1,827	75,289
Total assets	877	693,682	9,673	31,071	735,303

* Intersegment revenues and expenses have been eliminated in the computation of NOI for each of the segments.

A reconciliation of total segment NOI to total consolidated net income (loss) for the years ended December 31, 2004, 2003 and 2002 is as follows:

(In thousands)	2004	2003	2002
Total NOI for reporting segments	$ 76,232	$ 69,748	$ 75,289
Depreciation and amortization	(33,744)	(34,802)	(34,422)
General and administrative expense			
(excluding service companies expense)	(7,771)	(6,084)	(7,016)
Interest expense	(40,334)	(40,759)	(40,841)
Gain on disposition of properties and land, net	-	-	227
Equity in net loss of joint ventures	(923)	(1,157)	(1,627)
Gain on sale of partnership interest	-	1,314	-
Minority Interest in operating partnership	(63)	(75)	(324)
Income from discontinued operations:			
Operating income	245	902	533
Gain on disposition of properties, net	9,682	-	9,660
Income from discontinued operations	9,927	902	10,193
Consolidated net income (loss)	$ 3,324	$(10,913)	$1,479

19. SUBSEQUENT EVENTS

Preferred Share Redemption

On January 6, 2005, the Company redeemed all of its 9.75% Class A Cumulative Redeemable Preferred Shares at a cost of $56.6 million, which includes accrued and unpaid dividends through January 6, 2005. In connection with the issuance of the 9.75% Class A Cumulative Redeemable Preferred Shares in July 1995, the Company incurred issuance costs of $2.2 million which were recorded as a reduction in shareholders' equity. In accordance with GAAP, the Company will recognize the $2.2 million of issuance costs as a reduction in net earnings to arrive at net income applicable to common shares for the three months ended March 31, 2005.

Debt

On February 1, 2005, the Company repaid $10.7 million in variable rate debt and prepaid $5.3 million in zero percent UDAG financing which had been secured by a Market-Rate property. Of the $16.0 million that was repaid, $10.7 million matured on February 1, 2005, $3.1 million would have matured on April 1, 2005 and $2.2 million would have matured on June 1, 2006. The $2.2 million that would have matured on June 1, 2006 was paid off at a discount of $330,000 that will be recorded as a reduction to interest expense in the quarter ended March 31, 2005. The Company funded the repayment by obtaining a new loan on the same property in the amount of $16.1 million. The Company has the right to elect LIBOR plus 2.0% or the Prime Loan Rate as the interest rate from time to time on the new loan. This loan matures on February 1, 2007. The Company has two one-year options to extend this loan, each of which is conditioned upon achieving a satisfactory debt service coverage ratio at the property.

Dividends Declared

On December 8, 2004, the Company declared a quarterly dividend of $0.17 per common share, which was paid on February 1, 2005 to shareholders of record on January 14, 2005.

On February 15, 2005, the Company announced that a quarterly dividend of $0.54375 per Depositary Share on its 8.70% Class B Cumulative Redeemable Preferred Shares will be paid on March 15, 2005 to shareholders of record on March 1, 2005. As this is the first quarterly dividend payable on this issue, it will include in addition to the regular dividend a prorated amount of $0.03625 per Depository Share for the six-day period December 10, 2004 through and including December 15, 2004.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2004			
	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter
Revenues as reported in Form 10-Q's	$ 39,936	$ 40,429	$ 40,573	$ -
Interest income, reclassified as a separate line item				
below operating income effective	(42)	-	-	-
Revenues	39,894	40,429	40,573	39,503
Net (loss) income applicable to common shares	(2,436)	7,181	(3,816)	(3,410)
Basic earnings per share	(.13)	.37	(.20)	(.17)
Diluted earnings per share	(.13)	.37	(.20)	(.17)

	2003			
	First	Second	Third	Fourth
(In thousands, except per share data)	Quarter	Quarter	Quarter	Quarter
Revenues as reported in Form 10-Q's	$ 37,696	$ 38,358	$ 39,326	$ -
Interest income, reclassified as a separate line item				
below operating income effective	(43)	-	-	-
Revenues	37,653	38,358	39,326	40,113
Net (loss) income applicable to common shares	(5,353)	(5,256)	(4,947)	(841)
Basic earnings per share	(.28)	(.27)	(.26)	(.04)
Diluted earnings per share	(.28)	(.27)	(.26)	(.04)

Historical Data

The following tables set forth selected financial and other data for the Company on a consolidated basis. The historical financial information contained in the tables has been derived from and should be read in conjunction with (i) the consolidated financial statements and notes thereto of the Company and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company both included elsewhere herein.

(Dollars in thousands except per share amounts and average monthly rental revenues)	2004	2003	2002	2001	2000
Operating Data:					
Revenues					
Rental	$ 136,105	$ 134,617	$ 135,567	$ 139,087	$ 140,457
Property and asset management, acquisition and disposition fees and reimbursements	13,102	14,254	20,410	23,471	21,675
Painting services	6,147	2,827	1,642	2,196	1,530
Other	5,045	3,752	3,356	4,223	2,639
Total revenues	160,399	155,450	160,975	168,977	166,301
Total expenses	(125,996)	(126,748)	(127,453)	(128,545)	(126,144)
Interest income	314	160	329	418	1,156
Interest expense	(40,334)	(40,759)	(40,841)	(42,244)	(43,853)
(Loss) income before gain on disposition of properties and land, net, equity in net loss of joint ventures, gain on sale of partnership interest, minority interest, and income from discontinued operations	(5,617)	(11,897)	(6,990)	(1,394)	(2,540)
Gain on disposition of properties and land, net	-	-	227	7,047	7,512
Equity in net loss of joint ventures	(923)	(1,157)	(1,627)	(328)	(164)
Gain on sale of partnership interest	-	1,314	-	-	-
Minority interest in operating partnership	(63)	(75)	(324)	(478)	(400)
(Loss) income from continuing operations	(6,603)	(11,815)	(8,714)	4,847	4,408
Income from discontinued operations:					
Operating income	245	902	533	60	534
Gain on disposition of properties, net	9,682	-	9,660	-	-
Income from discontinued operations	9,927	902	10,193	60	534
Net income (loss)	3,324	(10,913)	1,479	4,907	4,942
Preferred share dividends	(5,805)	(5,484)	(5,485)	(5,484)	(5,484)
Net (loss) income applicable to common shares	$ (2,481)	$ (16,397)	$ (4,006)	$ (577)	$ (542)
Earnings per common share - Basic:					
(Loss) income from continuing operations applicable to common shares	$ (.64)	$ (.89)	$ (.73)	$ (.03)	$ (.05)
Income from discontinued operations	51	.04	.52	-	.02
Net (loss) income applicable to common shares	$ (.13)	$ (.85)	$ (.21)	$ (.03)	$ (.03)
Weighted average number of common shares outstanding	19,519	19,401	19,343	19,415	19,733
Earnings per common share - Diluted:					
(Loss) income from continuing operations applicable to common shares	$ (.64)	$ (.89)	$ (.73)	$ (.03)	$ (.05)
Income from discontinued operations	51	.04	.52	-	.02
Net (loss) income applicable to common shares	$ (.13)	$ (.85)	$ (.21)	$ (.03)	$ (.03)
Weighted average number of common shares outstanding	19,519	19,401	19,343	19,415	19,733
Dividends declared per common share	$ .68	$ .68	$ .92	$ 1.25	$ 1.25
Cash flow data:					
Cash flow provided by operations	$ 32,935	$ 28,758	$ 32,897	$ 26,845	$ 31,618
Cash flow (used for) provided by investing activity	(12,745)	(11,509)	13,260	(7,983)	(16,892)
Cash flow provided by (used for) financing activity	37,332	(15,937)	(48,421)	(16,264)	(50,545)

	2004	2003	2002	2001	2000
Balance Sheet Data at December 31:					
Real estate assets, net	$ 665,268	$ 661,585	$ 683,058	$ 716,079	$ 742,183
Total assets	763,432	704,793	735,303	775,624	819,559
Total debt (c)	557,279	543,496	540,498	552,069	568,177
Total shareholders' equity	163,590	121,428	150,865	171,996	196,456

Other Data:					
Net operating income (a) (d)	$ 76,232	$ 69,748	$ 75,289	$ 81,692	$ 83,063
Total properties (at end of period) - includes joint ventures	76	78	79	84	90
Total multifamily units (at end of period) - includes joint ventures	17,854	18,313	18,313	19,807	20,738
Average monthly rental revenues per multifamily unit	$ 671	$ 670	$ 659	$ 653	$ 646
Physical occupancy (b)	91.7%	92.7%	87.4%	90.5%	91.5%

(a) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. Other real estate companies may define NOI in a different manner.

(b) Physical occupancy represents the actual number of units leased divided by the total number of units available at the end of the period.

(c) Amount excludes the Company's share of mortgage indebtedness relating to the unconsolidated joint ventures of approximately $22,469, $26,406, $32,659, $42,245 and $24,986 at December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(d) Reconciliation of NOI to net income (loss):

	2004	2003	2002	2001	2000
Net operating income	$ 76,232	$ 69,748	$ 75,289	$ 81,692	$ 83,063
Depreciation and amortization	(33,744)	(34,802)	(34,422)	(33,878)	(33,901)
General and administrative expense					
excluding service companies expense	(7,771)	(6,084)	(7,016)	(6,964)	(7,849)
Interest expense	(40,334)	(40,759)	(40,841)	(42,244)	(43,853)
Gain on disposition of properties and land, net	-	-	227	7,047	7,512
Equity in net loss of joint ventures	(923)	(1,157)	(1,627)	(328)	(164)
Gain on sale of partnership interest	-	1,314	-	-	-
Minority interest in operating partnership	(63)	(75)	(324)	(478)	(400)
Income from discontinued operations:					
Operating income	245	902	533	60	534
Gain on disposition of properties, net	9,682	-	9,660	-	-
Income from discontinued operations	9,927	902	10,193	60	534
Net income (loss)	$ 3,324	$ (10,913)	$ 1,479	$ 4,907	$ 4,942

Officers

Jeffrey I. Friedman
Chairman, President and
Chief Executive Officer

John T. Shannon
Senior Vice President of Operations

Lou Fatica
Vice President, Chief Financial Officer
and Treasurer

Martin A. Fishman
Vice President, General Counsel
and Secretary

Barbara E. Hasenstab
Vice President of Investor Relations
and Corporate Communications

Nan R. Zieleniec
Vice President of Human Resources

Lynne McClain-Bankhead
Regional Vice President
Affordable Housing

Daniel E. Powers
Regional Vice President

Keith L. Stoll
Regional Vice President

Board of Directors

Albert T. Adams
Partner
Baker & Hostetler LLP

James M. Delaney
Consultant

Jeffrey I. Friedman
Chairman, President and
Chief Executive Officer
of the Company

Michael E. Gibbons
Senior Managing Director and Principal
Brown Gibbons Lang & Company L.P.

Mark L. Milstein
Project Manager
[illegible] Construction

Frank E. Mosier
Retired

Richard T. Schwarz
Partner
Sycamore Partners LLC



ASSOCIATED ESTATES REALTY CORPORATION • 5025 Swetland Court • Cleveland, Ohio 44143 • 1-800-440-2372 • www.aecrealty.com